SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q16 Results

Copel records EBITDA of R$254.3 million in the 4Q16

	4Q16	3Q16	4Q15	Var.%	2016	2015	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,426.4	2,907.2	3,554.7	(3.6)	13,101.8	14,945.8	(12.3)
Operating Income (R$ million)	(245.1)	35.8	519.6	-	1,478.4	1,797.8	(17.8)
Net Income (R$ million)	(109.8)	(75.1)	402.1	-	947.8	1,265.6	(25.1)
Earnings per share (R$)¹	(0.29)	(0.32)	1.45	-	3.50	4.36	(19.6)
EBITDA (R$ million)	254.3	427.7	1,175.6	(78.4)	2,752.4	2,802.9	(1.8)
Return on Shareholders' Equity (annualized)²	-	-	12.3%	-	6.5%	9.2%	(29.7)
Energy Supply (GWh)	6,250	6,253	6,956	(10.1)	26,151	27,949	(6.4)
Capex (R$ million)³	830.7	917.8	794.0	4.6	3,575.4	2,364.7	51.2
EBITDA Margin	7.4%	14.7%	33.1%	(77.6)	21.0%	18.8%	12.0
Operating Margin	-	1.2%	14.6%	-	11.3%	12.0%	(6.2)
Net Margin	-	-	11.3%	-	7.2%	8.5%	(14.6)
¹ Consider the Net Income attributed to the shareholders of the parent company.
² Calculated according to the initial shareholders' equity for the year.
³ Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Dec-16	Sep-16	Jun-16	Mar-16	Dec-15
Power Purchase Average Rate - Copel Dis ¹	158.49	161.11	157.74	152.05	182.00
Retail Average Rate - Copel Dis²	380.27	379.04	433.87	433.82	433.91
Sales to Distributors Average Rate - Copel GeT³	187.18	185.79	176.93	170.92	165.49

Indicators	Dec-16	Sep-16	Jun-16	Mar-16	Dec-15
Equity (R$ Thousand)	15,155,446	15,609,198	15,683,988	14,710,154	14,584,478
Net debt (R$ Thousand)[4]	8,656,231	8,094,830	7,482,218	7,341,040	6,977,022
Book Value per Share (R$)	55.38	57.04	57.31	53.75	53.30
Net debt/ Shareholders' Net Equity[5]	58.3%	56.1%	48.9%	53.2%	53.2%
Current Liquidity	0.8	1.1	1.0	1.2	1.4
¹Considers PIS/COFINS.
² Does not consider tariff flags. ICMS net.
³ Included Guarantees and Endorsements. ICMS net.
4 Included Guarantees and Endorsements and collaterals and escrow accounts.
5 Considers gross debt without endorsements and guarantees.

CPLE3 | R$19.08 CPLE6 | R$27.36	ELP | US$ 8.48 XCOP | € 8.08	Market value | R$6.3 bi * Quotes 12.31.2016

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	10
2.1 Operating Revenues	10
2.2 Operating Costs and Expenses	11
2.3 Equity in the Earnings of Subsidiaries	13
2.4 EBITDA	14
2.5 Financial Result	14
2.6 Consolidated Net Income	15
2.7 Consolidated Income Statement	16
3. Main Account and Changes Balance Sheet	16
3.1 Main Accounts	16
3.2 Balance Sheet – Assets	19
3.3 Debt	20
3.4 Balance Sheet – Liabilities	23
4. Performance of the Main Companies	23
4.1 Copel Geração e Transmissão	23
4.2 Copel Distribuição	25
4.3 Copel Telecomunicações	26
4.4 UEG Araucária	27
4.5 Accounting Information	27
5. Investment Program	28
6. Power Market and Tariffs	29
6.1 Captive Market – Copel Distribuição	29
6.2 Grid Market (TUSD)	29
6.3 Electricity Sales	29
6.4 Total Energy Sold	30
6.5 Energy Flow	30
6.6 Tariffs	33
7. Capital Market	34
7.1 Capital Stock	34
7.2 Stock Performance	36
7.3 Dividends and Interest on Own Capital	37
8. Operating Performance	38
8.1 Power Generation	38
8.2 Transmission	42
8.3 Distribution	44
8.4 Telecommunications	46
8.5 Equity Interests	47
8.6 New Projects	47
9. Other Information	50
9.1 Human Resources	50
9.2 Main Operational Indicators	51
9.3 Conference Call 4Q16 Results	52
Exhibit I – Consolidated Cash Flow Statement	53
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	54
Exhibit III – Financial Statements by Company	57

subject to rounding.

1. Main Events in the Period

Copel’s EBITDA came to R$254.3 million in 4Q16, 78.4% lower than the R$1,175.6 million recorded in 4Q15 when R$410.6 million in non-recurring events that positively impacted the result of that period. This performance in 4Q16 was negatively impacted by (a) for the recording of R$603.7 million in provisions, mainly due to the recognition of loss of generation assets, (b) increase of 23,6% from the electricity purchase, the result of the lower Generation Scaling Factor (GSF), and (c) the fall of 2.0% in the grid market of Copel Distribuição.

In 4Q16, Copel recorded a negative result of R$109.8 million compared to net income of R$402.1 million, in 4Q15. More details in the item 2.

Impairment of assets of the generation segment

The Company reviewed the recoverable value of its assets through the application of impairment tests. For this purpose, the value in use (discounted cash flow) criterion was used, which resulted in the recording of R$567.1 million in provisions for losses. The assets that most accounted for impairment were: the Cutia Wind Farm Complex, HPP Baixo Iguaçu, UTE Araucária and TPP Figueira.

Among the assumptions used for the tests, the most relevant to the result are the discount rate update, the increase in the CAPEX of the projects and the scenario of low probability of dispatch to UTE Araucária in 2017. More details in the item 4.1.

Compagas’ results

After reviewing scenarios and the prospect of gas consumption for the next few years, the Compagas made an adjustment of R$89.6 million refers to the impairment of the Ship-or-Pay credit to be offset related to the gas purchase agreement entered into with Petrobras. As a result, the Company recorded losses of R$41.3 million and negative EBITDA of R$54.0 million in 4Q16.

The agreement between Compagas and Petrobras has a clause regarding future offsetting related to the acquisition of volumes and transport capabilities contracted and guaranteed, above those effectively withdrawn and used.

Copel Holding’s New CEO

The engineer Antonio Sergio de Souza Guetter, is the new Copel’s CEO, replacing Luiz Fernando Leone Vianna, who was appointed by President Michel Temer to general director of Itaipu. Mr. Guetter is graduated in Civil Engineering from the Federal University of Paraná. Throughout his career in the Company, he held the positions of CFO and Investor Relations Officer of Copel, CEO of Copel Renováveis, Assistant Officer of Copel Participações, in addition to having worked at the Fundação Copel de Previdência e Assistência Social, entity in which he exercised the positions of Chief Executive Officer and Management and Security Executive Officer. Recently, he held the position of Copel Distribuição’s CEO.

subject to rounding.

Reclassification of the Fair Value of the Concession’s Indemnified Assets – Copel Distribuição

In 4Q16, in order to better present its operating and financial performance, the Company reviewed the main accounting policies and reclassified the Fair Value of the Concession’s Indemnified Assets, previously registered as financial income, as operating income with effects also in the Financial Statements of 2015.

This reclassification results from the understanding that the valuation of the infrastructure built by the public distribution service concessionaire in order to reflect tariffs and/or indemnifications should be based on the New Replacement Value, which aims to adjust the operating cash flow of this investment, either by the amount registered as “intangible assets”, which is amortized during the concession agreement and paid through the tariff, or as “accounts receivable related to the concession”, which reflects the unamortized amount that will be indemnified at the end of the concession agreement. As a result, R$132.7 million was recorded under net operating income in 4Q16, and R$217.7 million reclassified in 4Q15.

Default rates – Copel Distribuição

Copel Distribuição closed 2016 with a default rate of 1.61%. This figure was not achieved since January/2015, when the rate stood at 1.59%. The methodology used for the calculation considers the sum of debts overdue for more than 15 days and less than or equal to 360 days in relation to the sum of the last 12 months of revenue, as per the following formula:

D =å Overdue Debt > 15 days <= 360 days

å LTM Revenue

The following graph presents the evolution of Copel Distribuição's default rates in 2016:

subject to rounding.

Copel Distribuição – Over-contracting Level

In the year of 2016, the distributors experienced a scenario of general over-contracting, given that most companies reported a contracting level above 105%, due to economic factors such as the decline in consumption, related to the country's crisis, and sector factors such as the allocation of Assured Power Quotas Agreements and the migration of special consumers to the free market.

Regarding the sector’s issues, through Resolution 706 of March 29, 2016, Aneel recognized as involuntary over-contracting the assured power quotas portion of the hydroelectric power plants included in Law 12,783/2013 that exceeds the distributors’ replacement value.

In order to recognize the over-contracting arising from the migration of special customers to the Free Contracting Environment (ACL), Aneel issued Resolution 726 of June 21, 2016, which allows distributors to return the volume of energy that was uncontracted by to  special customers, this possibility would only apply to existing energy agreements executed after the publication of this resolution.

In Copel Distribuição's understanding, the Company is entitled to the recognition of involuntary over-contracting related to the surplus of assured power quotas and the migration of special customers. With this, the total financial impact of R$115.8 million was fully recorded under net sectorial assets and liabilities.

Copel Distribuição –  2016 Quality Indicators

The fifth amendment to the distribution concession agreement introduced conditions on economic, financial and quality efficiency. For 2016, the obligations were restricted to quality indicators and Copel Distribuição remained within the required targets, in accordance with the following table. More details in item 8.3.

Year	Economic and Financial Management	Quality (Limit Established)[1]
		DEC,²	FEC,²
2016	Established limit	13.61	9.24
	Carried	10.82	7.23

1 According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

RBSE Indemnification - Result of Public Hearing 068/2016

On February 16, 2017, Aneel issued Technical Note 23, establishing the procedures and criteria used to calculate the cost of capital to be added to the Annual Permitted Revenue (APR) of each transmission concessionaire covered by Law 12,783/2013, in line with Ordinance 120/2016 of the Ministry of Mines and Energy.

The technical note determined that the amounts ratified by Aneel related to the non-depreciated transmission assets existing on May 31, 2000 (RBSE) will be adjusted by the National Consumer Price Index (IPCA) up to July 1, 2017 and must be incorporated to the Regulatory Remuneration Base, and that the net cost of own capital will be remunerated at the rates of 10.7% (between January and June 2013) and 10.4% (as of July 2013). As a result, and considering the IPCA projection for the coming months, Aneel got an update in the period of 35.9% and a remuneration on the restated amount of 33.7%, resulting in an overall update of 81.6%, equivalent to a rate of 14.2% per year.

subject to rounding.

The Company remeasured these assets’ cash flow based on its best estimate, given that the indemnification amount was not ratified by Aneel, which represents an asset balance of R$1,187.0 million on December 31, 2016. The variation caused by the remeasurement of the asset has a corresponding entry under operating revenue, having an impact of R$38.3 million in 4Q16 and of R$809.7 million in 2016.

The portion of revenue recorded between January 2013 and June 2017 will be received for a period of eight years, as of July 2017. It is worth noting that the final amount to be incorporated to the APR will be decided only after Aneel ratifies the indemnification.

MCSD of New Energy

On January 26, 2017, the Brazilian Energy Trading Chamber (CCEE) announced the results of the annual processing of the Compensation Mechanism of Surplus and Deficit (MCSD) of New Energy for the product from January 1 to December 31, 2017. Copel GeT participated in the reduction offer for the Colíder HPP’s Energy Commercialization Agreements in the Regulated Environment (CCEARs), obtaining a full reduction of the agreements (125 average-MW).

Copel Distribuição also participated in the process with the declaration of surplus, which resulted in a contractual reduction of 20.0 average-MW.

2017 Investment Program

In 2017, Copel plans to invest the amount of R$2.0 billion, around 59.4% of the investments planned will be allocated to the construction works of energy generation and transmission, including the construction of 13 wind farms and 5 transmission ventures already underway.

In the distribution segment, the Company planned to invest R$630.0 million in works to improve, modernize, expand and strengthen the energy distribution system in Paraná. The amounts approved by Copel’s Board of Directors do not include any acquisitions or new construction works that may be won in auctions held by Aneel, nor other investments to be made by affiliates and subsidiaries.

Dividends

The distribution of the amount of R$282.9 million in the form of IOC will be proposed at the Annual General Meeting (AGM), to be held on April 28, 2017, representing a payout of 29.5%, and R$0.99 per common share (ON), R$2.89 per class A preferred share (PNA) and R$1.08 per class B preferred share (PNB).

subject to rounding.

Capital Stock Increase

In December 2016, the 193rd Extraordinary Shareholders' Meeting (ESM) approved the increase of Copel’s Capital Stock in the amount of R$1.0 billion through the capitalization of the profit reserve, from R$6,910.0 million to R$7,910.0 million, pursuant to Article 199 of Law 6404/76. This increase has not changed the Company’s equity. The incorporated amount derives from the total retention of profit in 2008, as well as 59.6% of the retention of profit in 2009.

Sanepar – Changes in Shareholding

In November 2016, 41,000,000 (forty-one million) Sanepar common shares, held by Dominó Holdings S.A. (49% Copel Comercialização), were converted into an equal number of preferred shares. As a result, the shareholding position of Dominó Holdings in Sanepar was as follows:

Shareholder	Common	%	Preferred	%	TOTAL	%
Dominó Holdings	16,237,359	9.7	41,730,015	13.5	57,967,374	12.2

The public offering of primary and secondary distribution of Sanepar preferred shares was carried out in December 2016. Dominó Holdings participated in the operation, selling forty-one million, seven hundred and thirty thousand and fourteen (41,730,014) preferred shares, totaling R$396.4 million. After the operation, the shareholding position of Dominó Holdings in Sanepar was as follows:

Shareholder	Common	%	Preferred	%	TOTAL	%
Dominó Holdings	16,237,359	9.7	1	-	16,237,360	3.2

In addition, on December 19, 2016, Copel, which holds a direct interest in Sanepar through thirty-six million, three hundred and forty-three thousand, two hundred and sixty-seven (36,343,267) preferred shares (equivalent to 7.21% of the total shares issued by that company), entered into a service agreement to stabilize the price of Sanepar’s preferred shares. Under this agreement, twenty-three million, one hundred and one thousand, three hundred and twenty-nine (23,101,329) shares held by Copel were lent, with a fixed 45-day term to return them to Copel as of the date the shares were lent, with the possibility of early return. All shares were returned to Copel on January 20, 2017.

Currently, considering the position through Dominó Holdings S.A and the direct position, Copel has 8.8% of the capital stock of Sanepar.

Sanepar – Reclassification of Investment

Copel no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale, this allowed the recognition an income of R$52.1 million. The initial recognition as a financial asset totaled R$387.1 million. More details in item 3.1.

subject to rounding.

Copel remains in the BM&FBovespa’s ISE portfolio

Copel continues to be part of the Corporate Sustainability Index (ISE) portfolio in 2017, reflecting the Company’s ongoing concern with the development of sustainability, based on economic efficiency, environmental balance, social justice and corporate governance. The twelfth portfolio of the ISE is effective from January 2, 2017 to January 5, 2018 and is composed of 38 shares of 34 companies from 15 different sectors.

Copel is part of the FTSE4Good Index portfolio - London Stock Exchange

Copel was selected to be part of the FTSE4Good Emerging Index portfolio, related to the FTSE 100 index of the London Stock Exchange, created at the end of 2016 in order to recognize companies with good practices in the environmental, social and governance (ESG) areas.

Completed Construction – TL Foz do Chopim – Realeza

In January 2017, the Realeza Sul substation and the 52km transmission line connecting it to the Foz do Chopim substation began its operations. The Company invested R$52.0 million in the project, which began operations 50 days prior to the deadline established by Aneel. The venture, which adds R$7.0 million to the Company’s APR, was acquired by Copel GeT in Aneel’s 001/2014 Transmission Auction. For more details, see item 8.2.

Operational Startup – Paranaíba SPE

In January, the construction works to install 953 km of the transmission line connecting Barreiras II – Pirapora II, which belong to Paranaíba Transmissora de Energia (Copel GeT 24.5%, Furnas 24.5% and State Grid 51%), were concluded. The line is fully energized and has 346 km in operation. The rest of the section awaits the Operational License that should be issued by April 2017. They operate at 500 kV and are part of the structural reinforcement that is being implemented to enable the flow of energy generated in the Belo Monte HPP. With a total investment of R$1,073.0 million and total Authorized Annual Revenue of R$132.0 million, the venture adds R$32.1 million to Copel GeT’s APR. For more details, see item 8.2.

Copel Comercialização

At its 164th Ordinary Meeting, the Board of Directors approved the execution of energy purchase and sale agreements between Copel Comercialização and Copel GeT, for 2017 to 2024, according demand. The Copel GeT's energy will be used as a backing for energy sales agreements signed by Copel Comercialização in the free market.

subject to rounding.

Reversal of the Charge Reserve Energy (EER)

In March 28, 2017, Aneel's board of directors approved Resolution 2,214/17, which refers to the extraordinary adjustment in the electricity distributors tariff. The objective is to reverse the effects of the inclusion of the portion of the Charge Reserve Energy (EER) corresponding to the contracting of the Angra III Nuclear power plant in 2016.

The reversal will occur through the return of the amounts accumulated in the CVA referring to this item, and the process will be composed of two stages: initially, in the April 2017 tariff, the amounts referring to Angra III included in the previous tariff process will be reversed, as well as disregarding the future cost of the charge of this plant, in the second stage, from May 1 to the next tariff process, the tariff will no longer include the EER of Angra III Nuclear power plant.

subject to rounding.

2. Financial Performance

The analyzes refer to the fourth quarter of 2016 and to the accumulated of year, when compared to the same period of 2015.

2.1 Operating Revenues

Net operating revenue came to R$3,426.4 million in 4Q16, 3.6% down on 4Q15, chiefly due to the 30.7% decrease in the "eletricity sales to final custmers" account, as a result of the 13.4% drop in Copel Distribuição’s captive market in 4Q16 plus the average reduction of 12.9% in the tariff as of June 24, 2016.

The decline in net operating revenue was partially offset by the 23.3% upturn in the “use of the main distribution and transmission grid” line, composed of the revenues of “TUSD” and “TUST”, reflecting the result of the 4th tariff revision cycle of Copel Distribuição and increase in the Authorized Annual Permitted Revenue of Copel GeT, as a result of the start-up of new transmission assets and the adjustment of contracts for period inflation.

The variation in operating income was also negatively impacted by the lower recording of the "fair value of assets from the indemnity for the concession", as a consequence of the lower balance of the financial asset resulting from the renewal of the concession agreement in December 2015.

The following variations are also worth mentioning:

(i) the 9.6% increase in revenue from “electricity sales to distributors”, due to higher revenues in the CCEE and bilateral agreements of spot market, reflecting Copel Distribuição’s over-contracting which sold 1,357 GWh in the short-term market in 4Q16 compared to 533 GWh in 4Q15, and Copel GeT’s energy allocation strategy to the in bilateral short-term contracts (1,886 GWh in 4Q16 versus 1,590 GWh in 4Q15);

(ii) the 32.0% increase in “revenues from telecommunications”, due to the expansion of the service to new customers; and

(iii) the R$110.5 million in the "result of sectorial financial assets and liabilities", mainly reflecting (a) exposure of the distributor to the hydrological risk of quotas, (b) the recoverable portion of sectorial charges not received by the current tariff, due to lower consumption in the period, and (c) the sale of surplus energy in the short-term market at a spot price (PLD) lower than the average price of the coverage mix (over-contracting);

(iv) decrease of 17.6% in “distribution of piped gas”, reflecting the non-activation of the Araucária TPP and the reduction in consumption of natural gas, mainly in the industrial and cogeneration sector, partially offset by the reajustment in gas prices;

(v) the 120.8% increase in “other operating revenues”, mainly due to fines paid by captive consumers who migrated to the free market, revenues from leases and rentals, and provision of maintenance and operation services.

subject to rounding.

R$ '000
Income Statement	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,100,531	1,071,298	1,588,176	(30.7)	5,231,505	5,746,920	(9.0)
Electricity sales to distributors	681,108	684,013	621,625	9.6	2,676,072	3,707,441	(27.8)
Use of the main distribution and transmission grid	827,635	503,403	671,154	23.3	3,976,583	2,388,505	66.5
Construction revenue	344,977	362,220	372,646	(7.4)	1,279,642	1,196,324	7.0
Fair value of assets from the indemnity for the concession	132,741	-	217,713	(39.0)	132,741	217,713	(39.0)
Revenues from telecommunications	74,232	63,359	56,244	32.0	261,581	209,927	24.6
Distribution of piped gas	102,882	118,835	124,879	(17.6)	471,885	526,399	(10.4)
Result of sectorial financial assets and liabilities	110,470	64,355	(121,173)	-	(1,079,662)	858,170	-
Other operating revenues	51,787	39,713	23,452	120.8	151,406	94,445	60.3
Net Operating Revenue	3,426,363	2,907,196	3,554,716	(3.6)	13,101,753	14,945,844	(12.3)

In 2016, Copel’s net operating revenue fell by 12.3% compared to the same period of the previous year, totaling R$13,101.8 million, mainly due to the reduction in electricity sales to distributors, as a result of the lower volume of energy sold by the Araucária TPP, partially offset by the R$809.6 million in the availability of the use of the main distribution and transmission grid, due to the recognition of the indemnification of assets related to the Existing System Basic Network (RBSE).

2.2 Operating Costs and Expenses

In 4Q16, operating costs and expenses totaled R$3,396.1 million, 36.2% up, mainly reflecting the R$603.7 million in provisions, of which R$567.1 million refers to the impairment of gas generation and distribution assets, versus the reversal of R$286.3 million recorded in provisions in 4Q15, as a result of the revision of estimated losses in the Ivaí Engenharia operation at that time, among other events.

The upturn in costs was also impacted by the 23.6% increase in costs with "electricity purchased for resale". mainly due to electricity purchases in the short term as a result of the lower Generation Scaling Factor (GSF) (87.7% in 4Q16, versus 94.7% in 4Q15) and the "comparison base effect", due to the recognition of R$134.7 million as a recovery of the cost with energy purchased, reflecting the renegotiation of the hydrological risk in 4Q15, partially offset by the reduction in cost of Itaipu energy tariffs (US$25.78/kWh in 2016, versus US$38.07/kWh in 2015), and lower PLD in the period (R$162.82/MWh in 4Q16, versus R$166.85/MWh in 4Q15).

R$'000
Electricity Purchased for Resale	4Q16	3Q16	4Q15	Var.%	2016	2015	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CCEAR (Auction)	849,717	830,208	822,038	3.4	3,220,461	3,812,509	(15.5)
Itaipu Binacional	251,131	260,139	349,007	(28.0)	1,089,804	1,567,844	(30.5)
CCEE	188,534	126,169	(77,746)	-	535,656	982,388	(45.5)
Proinfa	60,536	61,173	44,286	36.7	242,910	177,946	36.5
Bilateral	6,315	5,261	3,869	63.2	20,006	30,557	(34.5)
(-) PIS/Pasep and Cofins	(98,006)	(109,217)	(123,797)	(20.8)	(423,233)	(538,328)	(21.4)
TOTAL	1,258,227	1,173,733	1,017,657	23.6	4,685,604	6,032,916	(22.3)

subject to rounding.

It is also worth highlighting:

(i) the 8.7% upturn in “personnel and management”, chiefly due to the wage increase as of October 2015 and the R$28.6 million in provision for the voluntary termination and retirement of 175 employees and Voluntary Redundancy Program  (PDI);

(ii) the 37.7% reduction in “charges of the main distribution and transmission grid”, due to lower costs with system service charges (ESS), due to the lower thermal dispatch for the order of merit, partially offset by the 7.4% increase in system service charges;

R$000
Charges of the main distribution and transmission grid	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	156,543	158,443	145,763	7.4	618,195	605,341	2.1
Itaipu transportation charges	23,777	17,390	22,893	3.9	82,935	84,344	(1.7)
Charge reserve energy - EER	-	9,448	-	-	66,593	31,561	111.0
System Service Charges - ESS	25,499	40,701	147,595	(82.7)	185,105	268,810	(31.1)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(21,130)	(22,104)	(19,930)	6.0	(86,585)	(70,268)	23.2
TOTAL	184,689	203,878	296,321	(37.7)	866,243	919,788	(5.8)

(iii) the 49.9% decrease in the cost of “natural gas and supplies for the gas business” due to the non-activation of the Araucária TPP;

(iv) the R$603.7 million in "provisions and reversals", of which R$567.1 million refers to losses related to the impairment of generation assets and distribution of gas, R$52.3 million to allowance for doubtful accounts (PCLD), R$24.1 million to losses of tax issues, partially offset by net reversals of R$39.8 million mainly related to labor, civil, administrative and right-of-way.

(v) the 45.1% decline in "other costs and expenses", mainly reflecting the change in the valuation method of Copel's investment in Sanepar, from the equity method to fair value (as per Note 18.4 of the financial statements), resulting in the earning of R$52.1 million;

(vi) 8.4% decrease in "third-party services" due to lower expenses with maintenance of the electricity system.

R$ '000
Operating Costs and Expenses	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,258,227	1,173,733	1,017,657	23.6	4,685,604	6,032,916	(22.3)
Charge of the main distribution and transmission grid	184,689	203,878	296,321	(37.7)	866,243	919,788	(5.8)
Personnel and management	457,905	286,010	421,190	8.7	1,304,418	1,168,850	11.6
Pension and healthcare plans	67,404	66,335	65,718	2.6	259,767	254,327	2.1
Materials and supplies	18,365	19,454	18,903	(2.8)	81,463	76,702	6.2
Materials and supplies for power eletricity	8,775	6,365	11,303	(22.4)	33,352	199,323	(83.3)
Natural gas and supplies for the gas business	61,177	64,471	122,013	(49.9)	325,413	1,176,090	(72.3)
Third-party services	147,936	136,200	161,539	(8.4)	550,493	519,503	6.0
Depreciation and amortization	176,188	179,361	173,117	1.8	708,296	676,472	4.7
Provisions and reversals	603,729	108,151	(286,310)	-	768,696	210,829	264.6
Construction cost	353,720	373,521	386,664	(8.5)	1,280,745	1,251,004	2.4
Other cost and expenses	58,008	110,586	105,716	(45.1)	414,856	426,134	(2.6)
TOTAL	3,396,123	2,728,065	2,493,831	36.2	11,279,346	12,911,938	(12.6)

subject to rounding.

In 2016, operating costs and expenses totaled R$11,279.3 million, 12.6% lower than in 2015, primarily due to: (a) lower costs with eletricity purchase, due to the termination of existing energy agreements, the higher volume of the quotas agreement, the reduction in Itaipu's energy tariff, and the lower hydrological deficit (13.1% in 2016, versus 14.8% in 2015), aligned to the lower average PLD in the period (R$92.35/MWh in 2016, versus R$282.71/MWh in 2015), and (b) the decrease in the costs with the purchase of natural gas and raw materials for power eletricity production, reflecting the lower volume of energy dispatched by the Araucária TPP.

The decrease in operating costs and expenses was offset by (a) the 11.6% increase in personnel and management costs, reflecting the wage increase in October 2015 and 2016 and the R$44.3 million in provision for the voluntary termination of 266 employees adhering to the Voluntary Redundancy Program (PDI) and (b) the recording of R$768.7 million in provisions and reversals, substantially influenced by the impairment of generation assets.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

'000
Company	4Q16	3Q16	4Q15	Var. %	2016	2015	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Joint Ventures	36,614	56,388	(67,059)	-	159,739	47,511	236.2
Dominó Holdings S.A.	10,508	6,938	7,547	39.2	37,492	24,767	51.4
Voltalia São Miguel do Gostoso I Participações S.A.	1,171	377	3,889	(69.9)	4,345	(99)	-
Paraná Gás Exploração e Produção S.A.	(32)	(11)	(8)	300.0	(69)	(8)	762.5
Costa Oeste Transmissora de Energia S.A.	493	3,144	2,645	(81.4)	7,372	7,506	(1.8)
Marumbi Transmissora de Energia S.A.	(433)	10,119	2,915	-	16,188	13,056	24.0
Transmissora Sul Brasileira de Energia S.A.	530	901	(7,814)	-	1,806	(6,393)	-
Caiuá Transmissora de Energia S.A.	(6)	6,500	1,249	-	8,143	8,579	(5.1)
Integração Maranhense Transmissora de Energia S.A.	461	12,990	2,220	(79.2)	15,934	14,348	11.1
Matrinchã Transmissora de Energia (TP NORTE) S.A.	9,496	10,122	(38,425)	-	41,910	327	-
Guaraciaba Transmissora de Energia (TP SUL) S.A.	6,675	1,423	(34,053)	-	11,194	(17,136)	-
Paranaíba Transmissora de Energia S.A.	4,052	3,233	(5,652)	-	12,847	3,018	325.7
Mata de Santa Genebra Transmissão S.A.	1,610	(947)	(2,744)	-	(2,578)	(2,004)	28.6
Cantareira Transmissora de Energia S.A.	2,089	1,599	1,172	78.2	5,155	1,550	232.6
Associates	11,213	13,054	8,703	28.8	61,956	45,034	37.6
Cia. de Saneamento do Paraná - Sanepar¹	6,600	8,842	11,129	(40.7)	43,120	34,720	24.2
Dona Francisca Energética S.A.	1,876	1,355	(6,817)	-	7,901	(1,077)	-
Foz do Chopim Energética Ltda.	2,200	2,571	4,360	(49.5)	10,675	11,996	(11.0)
Others²	537	286	31	-	260	(605)
TOTAL	47,827	69,442	(58,356)	-	221,695	92,545	139.6
¹ Equity accounting was accounted up until 11.30.2016.
² Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

Due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings, the Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was automatically terminated. As a result, Copel no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. Accordingly, it stopped being recorded under the equity method and is now recorded at fair value.

subject to rounding.

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$254.3 million in 4Q16, 78.4% less than the R$1,175.6 million reported in the same period in 4Q15, chiefly due to the R$603.7 million in provisions in 4Q16, versus a reversal of R$286.3 million in the same period last year, and to a drop of 13.4% in the captive market and of 2.0% in the grid market of Copel Distribuição. In 2016, EBITDA down 1.8% down, amount R$2,752.4 million.

Excluding the non-recurring effects of the period, adjusted EBITDA would have been R$685.8 million in 4Q16, 6.3% lower the same period in 2015. Meanwhile in 2016 adjusted EBITDA would be R$2,689.1 million, 10.3% higher than in 2015. The following table shows the items considered in the calculation of adjusted EBITDA.

R$ million
Adjusted EBITDA	4Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	254.3	1,175.6	(78.4)	2,752.4	2,802.9	(1.8)
(-) GSF Renegotiation	-	(95.3)	-	-	(95.3)	-
(-) Reversal Provision - Ivaí Engenharia	-	(209.9)	-	-	(209.9)	-
(-)/+ Impairment Testing GeT	96.1	(66.0)	-	96.1	(66.0)	-
(-)/+ Impairment Testing - UEG Araucária (80%)	69.1	-	-	69.1	-	-
(-)/+ Impairment Testing - Wind Farms	314.4	-	-	314.4	-	-
(-)/+ Measurement of Indemnification of Generation Concessions	(8.1)	-	-	(8.1)	-	-
(+/-) Remeasurement of financial assets RBSE	(38.3)	-	-	(809.7)	-	-
(-)/+ Impairment Testing - Compagas	89.6	26.1	-	89.6	-	-
+/(-) Reclassification Fair Value of the concession asset	(128.4)	(136.0)	-	-	-	-
+/(-) Amortization 7/30 days IRT 2015	-	-	-	(15.5)	15.5	-
+/(-) IRT 2016 result	-	-	-	33.8	(33.8)	-
+/(-) Reconciliation of judicial adjustments (CCEE)	-	-	-	44.0	(44.0)	-
+/(-) Allowance for doubtful accounts	37.1	26.1	-	123.0	57.0	115.8
(+) Sanitation materials and turning off assets	-	11.0	-	-	11.0	-
Adjusted EBITDA	685.8	731.6	(6.3)	2,689.1	2,437.4	10.3

2.5 Financial Result

In 4Q16, financial income totaled R$72.4 million, compared to R$20.9 million in the same period of 2015, due to the restatement of judicial deposits, partially offset by lower income and monetary variation on CRC transfer, as a result of the lower IGP-DI rate in the period (1.01% in 4Q16, versus 3.42% in 4Q15).

subject to rounding.

Financial expenses totaled R$395.5 million in 4Q16, 21.5% down, primarily due to the lower exchange rate variation on Itaipu’s energy purchase, the decline in debt charges from the reduction (a) of the SELIC interest rate (in 4Q16 the average of the DI was 13.84%, versus 14.14% in 4Q15), (b) the IPCA consumer price index (0.74% in 4Q16, versus 2.82% in 4Q15) and (c) the average exchange rate in the period (R$3.30 in 4Q16, versus R$3.84 in 4Q15). The higher balance of financing and debentures reduced, in part, the presented in financial expenses.

R$'000
	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Financial Revenues	72,356	164,008	20,901	246.2	896,553	769,627	16.5
Income and monetary variation on CRC transfer	46,117	27,549	66,294	(30.4)	194,153	217,722	(10.8)
Income from investments held for trading	35,524	49,902	37,153	(4.4)	175,367	139,056	26.1
Monetary restatement on indemnifiable assets - concession	(129,311)	6,916	(135,956)	(4.9)	-	-	-
Late fees on electricity bills	43,698	61,402	51,160	(14.6)	221,673	168,796	31.3
Monetary restatement on interest on indemnified assets - compensation of the concession	-	-	(76,537)	-	-	20,363	-
Income from financial investments available for sale	3,200	3,645	3,503	(8.6)	13,497	16,160	(16.5)
Monetary restatement and adjustment to present value of accounts payable related to concession	1	37	485	(99.8)	1,116	2,122	(47.4)
Income from sectorial assets and liabilities	1	-	31,592	(100.0)	27,734	121,401	(77.2)
Exchange variation About Purchase Itaipu Electric Power	2,999	5,694	25,198	(88.1)	39,283	25,198	55.9
Escrow deposits monetary variation	99,823	-	-	-	99,823	-	-
Other financial revenues	(29,696)	8,863	18,009	-	123,907	58,809	110.7
Financial Expenses	(395,515)	(376,480)	(503,825)	(21.5)	(1,462,297)	(1,098,298)	33.1
Monetary variation, foreign exchange and debt service charges	(287,223)	(288,445)	(303,880)	(5.5)	(1,072,875)	(751,524)	42.8
Monetary variation and adjustment to present value of accounts payable related to concession	(16,846)	(15,983)	(32,324)	(47.9)	(90,480)	(101,072)	(10.5)
Exchange variation About Purchase Itaipu Electric Power	(8,889)	(1,129)	(96,162)	(90.8)	(20,597)	(96,162)	(78.6)
Income from sectorial assets and liabilities	4,257	2,144	-	-	(13,947)	-	-
Monetary and exchange variation	(54,753)	-	-	-	(54,753)	-	-
Interest on R&D and PEE	(10,813)	(10,994)	(9,413)	14.9	(41,781)	(34,060)	22.7
Accounts receivable tied to the concession fair value's update	-	(5,235)	-	-	(5,235)	-	-
Other financial expenses	19,359	(56,838)	(19,419)	-	(122,022)	(72,853)	67.5
Financial income (expenses)	(323,159)	(212,472)	(482,924)	(33.1)	(565,744)	(328,671)	72.1

In 2016, the financial result was a negative R$565.7 million, versus a negative R$328.7 million in 2015, mainly reflecting higher debt charges due to the higher balance of financing and debentures.

2.6 Consolidated Net Income

In 4Q16, Copel posted loss of R$109.8 million, compared net income of R$402.1 million in the same period of 2015. For the year, net income totaled R$947.8 million, 25.1% lower than the R$1,265.6 million recorded in 2015.

subject to rounding.

2.7 Consolidated Income Statement

R$'000
Income Statement	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,426,363	2,907,196	3,554,716	(3.6)	13,101,753	14,945,844	(12.3)
Electricity sales to final customers	1,100,531	1,071,298	1,588,176	(30.7)	5,231,505	5,746,920	(9.0)
Electricity sales to distributors	681,108	684,013	621,625	9.6	2,676,072	3,707,441	(27.8)
Use of the main distribution and transmission grid	827,635	503,403	671,154	23.3	3,976,583	2,388,505	66.5
Construction revenue	344,977	362,220	372,646	(7.4)	1,279,642	1,196,324	7.0
Fair value of assets from the indemnity for the concession	132,741	-	217,713	(39.0)	132,741	217,713	(39.0)
Revenues from telecommunications	74,232	63,359	56,244	32.0	261,581	209,927	24.6
Distribution of piped gas	102,882	118,835	124,879	(17.6)	471,885	526,399	(10.4)
Result of Sectorial financial assets and liabilities	110,470	64,355	(121,173)	-	(1,079,662)	858,170	-
Other operating revenues	51,787	39,713	23,452	120.8	151,406	94,445	60.3
OPERATING COSTS AND EXPENSES	(3,396,123)	(2,728,065)	(2,493,831)	36.2	(11,279,346)	(12,911,938)	(12.6)
Electricity purchased for resale	(1,258,227)	(1,173,733)	(1,017,657)	23.6	(4,685,604)	(6,032,916)	(22.3)
Charge of the main distribution and transmission grid	(184,689)	(203,878)	(296,321)	(37.7)	(866,243)	(919,788)	(5.8)
Personnel and management	(457,905)	(286,010)	(421,190)	8.7	(1,304,418)	(1,168,850)	11.6
Pension and healthcare plans	(67,404)	(66,335)	(65,718)	2.6	(259,767)	(254,327)	2.1
Materials and supplies	(18,365)	(19,454)	(18,903)	(2.8)	(81,463)	(76,702)	6.2
Materials and supplies for power eletricity	(8,775)	(6,365)	(11,303)	(22.4)	(33,352)	(199,323)	(83.3)
Natural gas and supplies for the gas business	(61,177)	(64,471)	(122,013)	(49.9)	(325,413)	(1,176,090)	(72.3)
Third-party services	(147,936)	(136,200)	(161,539)	(8.4)	(550,493)	(519,503)	6.0
Depreciation and amortization	(176,188)	(179,361)	(173,117)	1.8	(708,296)	(676,472)	4.7
Provisions and reversals	(603,729)	(108,151)	286,310	-	(768,696)	(210,829)	264.6
Construction cost	(353,720)	(373,521)	(386,664)	(8.5)	(1,280,745)	(1,251,004)	2.4
Other cost and expenses	(58,008)	(110,586)	(105,716)	(45.1)	(414,856)	(426,134)	(2.6)
EQUITY IN EARNINGS OF SUBSIDIARIES	47,827	69,159	(58,356)	-	221,695	92,545	139.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	78,067	248,290	1,002,529	(92.2)	2,044,102	2,126,451	(3.9)
FINANCIAL RESULTS	(323,159)	(212,472)	(482,924)	(33.1)	(565,744)	(328,671)	72.1
Financial income	72,356	164,008	20,901	246.2	896,553	769,627	16.5
Financial expenses	(395,515)	(376,480)	(503,825)	(21.5)	(1,462,297)	(1,098,298)	33.1
OPERATIONAL EXPENSES/ INCOME	(245,092)	35,818	519,605	-	1,478,358	1,797,780	(17.8)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	135,269	(110,872)	(117,493)	-	(530,568)	(532,229)	(0.3)
Income tax and social contribution on profit	50,315	(60,509)	(126,168)	-	(589,322)	(698,023)	(15.6)
Deferred income tax and social contribution on profit	84,954	(50,363)	8,675	879.3	58,754	165,794	(64.6)
NET INCOME (LOSS)	(109,823)	(75,054)	402,112	-	947,790	1,265,551	(25.1)
Attributed to controlling shareholders	(80,699)	(87,116)	395,822	-	958,650	1,192,738	(19.6)
Attributed to non-controlling interest	(29,124)	12,062	6,290	-	(10,860)	72,813	-
EBITDA	254,255	427,651	1,175,646	(78.4)	2,752,398	2,802,923	(1.8)

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2015 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On December 31, 2016, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,479.6 million, 25.2% lower than the R$1,978.1 million recorded on December 2015. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

subject to rounding.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

In accordance with the request by the State of Paraná, approved by the Company's Board of Directors subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement is underway, which grants, in the period from April to December 2016, a total grace period for payments and, from January to December 2017, only of the main amount, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will remain unchanged. The current balance of the CRC is R $ 1,522.7 million.

Other temporary investments

The Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was terminated, removing from Dominó Holdings the significant influence over its investment in Sanepar. This occurred due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings. Given this fact, the investment of Sanepar which ceased to be classified as an affiliate and is now considered a financial asset available for sale.

With the termination of this agreement, Copel also no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. On December 31, 2016, the balance of this account amounted to R$408.3 million, R$390.7 million of which is related to Copel’s investment in Sanepar.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On December 31, 2016, the Company had a balance of R$279.0 million of sector financial liabilities. More detail in our Financial Statements (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$586.7 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$1,956.8 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of Ordinance 120 of the Ministry of Mines and Energy (R$1,187.0 million) and (d) the gas distribution concession agreement - Compagás (R$83.4 million). On December 31, 2016, the balance of this account stood at R$3,813.9 million. For further information, please refer to notes 10 of our Financial Statements.

subject to rounding.

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On December 31, 2016, the amount registered in this account was R$67.4 million. More details in Notes 11 to our Financial Statements.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 5.0% until December 31, 2016, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 2.8%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 5.1%, reflecting period investments in new assets.

subject to rounding.

3.2 Balance Sheet – Assets

R$'000
Assets	Dec-16	Sep-16	Dec-15	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,402,990	4,881,893	6,933,397	(9.8)	(36.5)
Cash and cash equivalents	982,073	1,417,706	1,480,727	(30.7)	(33.7)
Bonds and securities	302,398	337,224	406,274	(10.3)	(25.6)
Collaterals and escrow accounts	1,294	1,672	2,000	(22.6)	(35.3)
Customers	2,217,355	2,298,685	3,032,827	(3.5)	(26.9)
Dividends receivable	71,758	27,796	40,345	158.2	77.9
CRC transferred to the State of Paraná	-	-	111,663	-	-
Net sectorial financial assets	-	-	910,759	-	-
Account receivable related to concession	65,595	17,585	9,162	273.0	615.9
Other current receivables	306,933	336,150	474,889	(8.7)	(35.4)
Inventories	130,637	138,964	131,018	(6.0)	(0.3)
Income tax and social contribution	188,952	139,808	194,244	35.2	(2.7)
Other current recoverable taxes	67,931	81,662	70,725	(16.8)	(4.0)
Prepaid expenses	39,096	41,126	49,282	(4.9)	(20.7)
Related parties	28,968	43,515	19,482	(33.4)	48.7
NON-CURRENT	26,031,219	25,615,690	22,014,260	1.6	18.2
Long Term Assets	8,302,154	7,276,307	4,951,792	14.1	67.7
Bonds and securities	195,096	189,241	91,117	3.1	114.1
Other temporary investments	408,297	-	-	-	-
Collaterals and escrow accounts	73,074	77,101	86,137	(5.2)	(15.2)
Customers	270,786	103,321	75,062	162.1	260.7
Net sectoral financial assets	1,522,735	1,476,618	1,271,579	3.1	19.8
CRC transferred to the State of Paraná	657,603	592,359	719,927	11.0	(8.7)
Judicial deposits	-	-	134,903	-	-
Account receivable related to concession	3,748,335	3,520,473	1,358,451	6.5	175.9
Accounts receivable related to the concession compensation	67,401	59,339	219,556	13.6	(69.3)
Other non-current receivables	73,551	43,708	31,614	68.3	132.7
Income tax and social contribution	169,967	165,671	94,686	2.6	79.5
Deferred income tax and social contribution	803,477	723,125	537,562	11.1	49.5
Other non-current recoverable taxes	131,108	128,318	112,902	2.2	16.1
Prepaid expenses	25,583	29,467	25,493	(13.2)	-
Related parties	155,141	167,566	192,803	(7.4)	(19.5)
Investments	2,334,950	2,750,672	2,224,710	(15.1)	5.0
Property, plant and equipment, net	8,934,303	9,169,506	8,692,682	(2.6)	2.8
Intangible assets	6,459,812	6,419,205	6,145,076	0.6	5.1
TOTAL	30,434,209	30,497,583	28,947,657	(0.2)	5.1

subject to rounding.

3.3 Debt

Gross Debt

Copel’s consolidated debt totaled R$8,837.1 million on December 31, 2016, 13.9% higher than the R$7,761.0 million recorded in 2015, due to the debenture issue of Copel GeT in the amount of R$1,000.0 million in July and the Brisa Potiguar Wind Farm complex, in the amount of R$302.2 million, partially offset by amortizations and payments of charges in the period.

On December 31, 2016, Copel’s gross debt represented 58.3% of consolidated shareholders’ equity, which at the end of the period was R$15,155.4 million, equivalent to R$55.38 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

R$'000
		Total	composition %
Domestic Currency	Eletrobras - COPEL	49,315	0.6
	FINEP	22,026	0.2
	BNDES	1,692,775	19.2
	Banco do Brasil S/A and other	1,609,763	18.2
	Debentures and Promissory Notes	5,372,718	60.8
	Total	8,746,597	99.0
Foreign Currency	National Treasury	90,505	1.0
	Total	90,505	1.0
TOTAL		8,837,102	100.0

Loans, financing and debentures maturities are presented below:

R$'000
	Short Term	Long Term						Total
	2017	2018	2019	2020	2021	2022	From 2023
Domestic Currency	2,601,104	2,255,359	1,735,931	521,750	182,772	203,597	1,246,084	8,746,597
Foreign Currency	836	-	-	-	-	-	89,669	90,505
TOTAL	2,601,940	2,255,359	1,735,931	521,750	182,772	203,597	1,335,753	8,837,102

Endorsements and Guarantees

At the end of December 2016, the Company had R$1,373.1 million in guarantees and endorsements, as shown below.

subject to rounding.

R$'000
Guarantees and Endorsements¹	Dec-16	Sep-16	Dec-15	Var.%	Var.%
		(2)	(2)	(1/2)	(1/3)
Transmissora Sul Brasileira de Energia S.A.	66,802	67,190	67,559	(0.6)	(1.1)
Caiuá Transmissora de Energia S.A.	38,230	38,982	41,246	(1.9)	(7.3)
Integração Maranhense Transmissora de Energia S.A.	63,171	64,146	68,514	(1.5)	(7.8)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	392,164	395,367	322,784	(0.8)	21.5
Guaraciaba Transmissora de Energia (TP SUL) S.A.	190,343	204,995	196,846	(7.1)	(3.3)
Costa Oeste Transmissora de Energia S.A.	15,573	15,894	16,859	(2.0)	(7.6)
Mata de Santa Genebra Transmissão S.A.	244,998	234,926	245,356	4.3	(0.1)
Paranaíba Transmissora de Energia S.A.	148,872	148,118	134,263	0.5	10.9
Marumbi Transmissora de Energia S.A.	38,689	39,549	42,143	(2.2)	(8.2)
Cantareira Transmissora de Energia S.A.	32,192	-	-	-	-
Voltalia São Miguel do Gostoso I Participações S.A.	142,030	147,237	146,719	(3.5)	(3.2)
TOTAL	1,373,064	1,356,404	1,282,289	1.2	7.1
¹ Adjusted for Copel’s stake.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

¹EBITDA 12 months. / Considers equity in earnings of subsidiaries

² Not considered endorsements and guarantees.

³ Considered endorsements and guarantees.

R$'000
	2012	2013	2014	2015	2016
Net Debt Total	1,014,402	2,497,172	5,446,685	6,977,022	8,656,231
¹ Considers Garantees, endorsements and escrow accounts.

subject to rounding.

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

R$'000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	4,068,168	1,817,684	196,210	2,032,459	722,581	8,837,102
Endorsements and Guarantees	101,401	-	-	1,271,663	-	1,373,064
Availability	231,283	405,351	12,651	46,373	858,277	1,553,935
Net debt	3,938,286	1,412,333	183,559	3,257,749	(135,696)	8,656,231

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,235	22,783	6,299	1,853	518,372	565,542
¹Relative to SPP Cavernoso, Apucaraninha, Chaminé and Derivação do Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

R$ '000
Probable Losses - Consolidated	Dec-16	Sep-16	Dec-15	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	204,882	175,398	327,048	16.8	(37.4)
Labor suits	458,901	512,289	408,133	(10.4)	12.4
Employees and Benefits	42,366	76,360	104,480	(44.5)	(59.5)
Civil	465,804	540,891	598,637	(13.9)	(22.2)
Civil and administrative claims	295,484	368,053	325,217	(19.7)	(9.1)
Easements	99,380	96,287	62,869	3.2	58.1
Condemnations and property	65,712	70,449	196,895	(6.7)	(66.6)
Customers	5,228	6,102	13,656	(14.3)	(61.7)
Environmental claims	1,432	1,134	868	26.3	65.0
Regulatory	67,958	58,583	55,770	16.0	21.9
TOTAL	1,241,343	1,364,655	1,494,936	(9.0)	(17.0)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end of 2016, totaled R$2,559.9 million, 35.5% down on December 2015 (R$3,971.6 million), distributed in lawsuits of the following natures: regulatory (R$765.9 million), tax (R$752.6 million), civil (R$594.2 million), labor (R$423.5 million) and employee benefits (R$23.6 million).

subject to rounding.

3.4 Balance Sheet – Liabilities

R$'000
Liabilities	Dec-16	Sep-16	Dec-15	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,656,036	4,632,126	4,789,118	22.1	18.1
Payroll, social charges and accruals	287,797	261,331	258,401	10.1	11.4
Suppliers	1,255,639	1,206,386	1,613,126	4.1	(22.2)
Income tax and social contribution payable	41,454	97,773	311,916	(57.6)	(86.7)
Other taxes due	294,994	211,305	340,948	39.6	(13.5)
Loans, financing and debentures	2,601,940	1,978,389	1,232,563	31.5	111.1
Minimum compulsory dividend payable	266,831	19,133	346,007	-	(22.9)
Post employment benefits	47,894	43,221	43,323	10.8	10.6
Customer charges due	141,712	144,357	277,458	(1.8)	(48.9)
Research and development and energy efficiency	231,513	159,552	167,881	45.1	37.9
Accounts Payable related to concession	66,210	62,033	61,786	6.7	7.2
Net sectorial financial liabilities	155,261	193,402	-	(19.7)	-
Other accounts payable	264,791	255,244	135,709	3.7	95.1
NON-CURRENT	9,622,727	10,256,259	9,574,061	(6.2)	0.5
Suppliers	36,711	5,923	5,923	519.8	519.8
Deferred income tax and social contribution	178,430	212,171	214	-	-
Other taxes due	303,146	237,529	257,273	27.6	17.8
Loans, financing and debentures	6,235,162	6,782,981	6,528,425	(8.1)	(4.5)
Post employment benefits	721,971	616,053	551,337	17.2	30.9
Research and development and energy efficiency	252,376	304,883	231,112	(17.2)	9.2
Accounts Payable related to concession	499,332	501,965	473,879	(0.5)	5.4
Net sectorial financial liabilities	123,731	165,205	-	(25.1)	-
Other accounts payable	30,525	64,894	30,962	(53.0)	-
Tax, social security, labor and civil provisions	1,241,343	1,364,655	1,494,936	(9.0)	(17.0)
EQUITY	15,155,446	15,609,198	14,584,478	(2.9)	3.9
Attributed to controlling shareholders	14,864,165	15,284,598	14,245,728	(2.8)	4.3
Share capital	7,910,000	6,910,000	6,910,000	14.5	14.5
Equity valuation adjustments	998,466	1,063,223	1,177,372	(6.1)	(15.2)
Legal reserves	792,716	744,784	744,784	6.4	6.4
Retained earnings	5,162,983	5,413,572	5,413,572	(4.6)	(4.6)
Accrued earnings	-	1,153,019	-	-	-
Attributable to non-controlling interest	291,281	324,600	338,750	(10.3)	(14.0)
TOTAL	30,434,209	30,497,583	28,947,657	(0.2)	5.1

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 4Q16, Copel GeT’s operating revenue increased by 20.6% to R$876.1 million, mainly due to: (a) higher number of bilateral agreements and free consumers, in line with the higher price practiced in these segments, (b) the start-up of new transmission assets and (c) the APR readjustment in July 2016.

 Operating costs and expenses totaled R$593.4 million, versus the R$35.4 million recorded in the same period in 2015, mainly reflecting (a) the R$111.9 million in provisions in 4Q16, primarily due to provisions for impairment, versus the R$318.9 million in reversal in 4Q15 (basically as a result of Ivaí Engenharia’s litigation and impairment reversal), (b) the "comparison base effect" in costs with electricity purchased for resale, as a result of the R$134.7 million recorded in 4Q15 as recovery of the cost, due to the renegotiation of the hydrological risk (GSF), and (c) the 25.6% increase in personnel and management costs, reflecting wage increase as of October 2016, the corporate reorganization in February 2016, and the provision of R$11.0 million related to the adhesion of 44 employees to the Voluntary Redundancy Program - PDI. These increases were partially offset by a 35.4% reduction in "other operating costs and expenses", reflecting the restatement of the new replacement value of the plants that had a concession expired in 2014 and 2015, the lowest expenses with donations, contributions and grants and the recovery of expenses related to compensation and reimbursement of energy.

subject to rounding.

Equity in the earnings of subsidiaries was negative by R$363.3 million, mainly driven by the recognition of R$364.2 million related to impairment of the Cutia and Araucária TPP, partially offset by the SPEs’ result in transmission lines (R$25.0 million) partially offset by these factors. In 4Q16, Copel GeT posted a loss of R$144.2 million and negative EBITDA of R$18.4 million.

Main Indicators	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	876.1	554.4	726.3	20.6	3,935.3	2,890.7	36.1
Operating Costs and Expenses (R$ million)	(593.4)	(460.5)	(35.4)	-	(1,885.0)	(1,603.6)	17.5
Operating Income (R$ million)	(189.1)	35.8	370.1	-	1,340.1	1,296.4	3.4
Net Income (R$ million)	(144.2)	44.9	323.0	-	904.5	1,027.4	(12.0)
EBITDA (R$ million)	(18.4)	216.5	680.9	-	2,058.4	1,754.7	17.3
Operating Margin	-	6.5%	51.0%	-	34.1%	44.8%	(24.1)
Net Margin	-	8.1%	44.5%	-	23.0%	35.5%	(35.3)
EBITDA Margin	-	39.1%	93.7%	-	52.3%	60.7%	(13.8)
Investment Program (R$ million)	297.4	486.3	527.8	(43.6)	1,879.2	1,373.3	36.8

In 2016, Copel GeT registered operating revenue of R$3,935.3 million, up 36.1%. While operating costs and expenses increased by 17.5%, totaling R$1,885.0 million. Net income reached R$904.5 million, a drop of 12.0%, while EBITDA totaled R$2,058.4 million, up 17.3% when compared with 2015. This result is mainly explained by the recognition of R$809.7 million in operating revenue related to RBSE’s indemnification.

Copel GeT’s - Adjusted EBITDA

Excluding non-recurring effects of the period, EBITDA Copel GeT would be R$387.2 million, 25.0% higher than recorded in same period in 2015.

subject to rounding.

R$ million
Adjusted EBITDA	4Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	(18.4)	680.9	-	2,058.4	1,754.7	17.3
(-) GSF Renegotiation	-	(95.3)	-	-	(95.3)	-
(-) Reversal Provision - Ivaí Engenharia	-	(209.9)	-	-	(209.9)	-
(-)/+ Impairment Testing GeT	96.1	(66.0)	-	96.1	(66.0)	-
(-)/+ Impairment Testing - UEG Araucária (60%)	41.4	-	-	41.4	-	-
(-)/+ Impairment Testing - Wind Farms	314.4	-	-	314.4	-	-
(-)/+ Measurement of Indemnification of Generation Concessions	(8.1)	-	-	(8.1)	-	-
(+/-) Remeasurement of financial assets RBSE	(38.3)	-	-	(809.7)	-	-
Adjusted EBITDA	387.2	309.6	25.0	1,692.5	1,383.4	22.3

4.2 Copel Distribuição

In 4Q16, Copel Distribuição’s operating revenue came to R$2,373.1 million, 8.0% down, primarily due to: (a) the 35.1% decline in revenue from eletricity sales to final customers, reflecting the 13.4% drop in Copel Distribuição’s captive market in 4Q16, plus the average reduction of 12.9% in the tariff as of June 24, 2016, and (b) the 39.3% reduction in the recognition of the "fair value of assets from the indemnity for the concession", reflecting the lower financial asset balance, due to the concession agreement renewal in December 2015. In 4Q16, the ceased to be recorded under Financial Income, in the Financial Result, and is now recorded as Operating Revenue. This reduction was partially offset by (a) the 57.2% increase in revenue from eletricity sales to distributors, due to the higher over-contracting level in the period (1,357 GWh sold in the short-term market in 4Q16, versus 583 GWh in 4Q15), (b) the 18.3% increase in use of the main distribution grid, reflecting the result of the 4th tariff review cycle, and (c) the positive result of R$110.8 million in sectorial financial assets and liabilities, versus the negative R$121.2 million in 4Q15.

Operating costs and expenses fell by 2.6% to R$2,215.9 million, mainly reflecting: (a) the 47.8% decrease in charges of the main distribution and transmission grid, due to reduced costs with system service charges (ESS), as a result of the lower thermal dispatch outside the merit order, and (b) the R$8.5 million in provisions and reversals (versus R$58.4 million in 4Q15), comprising R$49.0 million related to allowance for doubtful accounts, partially offset by net reversal of R$40.9 millions related to civil, administrative, labor and regulatory issues. The reduction in operating costs and expenses was partially offset by: (a) the 6.8% increase in eletricity purchased for resale, due to the higher hydrological risk (GSF of 87.7% in 4Q16, versus 94.7% in 4Q15), (b) the R$56.2 million recorded in other operating costs and expenses, as a result of the increase in indemnifications and losses with the decommissioning and disposal of assets and rights, and (c) the 9.5% increase in personnel and management costs, reflecting wage increase as of October 2016 and the provision of R$16.6 million related to the adhesion of 122 employees to the Voluntary Redundancy Program - PDI.

The financial result was negative by R$120.6 million, compared to a negative result of R$165.3 million in 4Q15. Thus, Copel Distribuição recorded a profit of R$70.7 million and EBITDA of R$226.2 million in 4Q16.

subject to rounding.

Main Indicators	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	2,373.1	2,164.0	2,580.5	(8.0)	8,344.8	9,797.9	(14.8)
Operating Costs and Expenses (R$ million)	(2,215.9)	(2,145.9)	(2,275.2)	(2.6)	(8,502.4)	(9,516.4)	(10.7)
Operating Income (R$ million)	36.5	(11.5)	140.1	(73.9)	(130.6)	295.6	-
Net Income (R$ million)	70.7	(126.6)	107.9	(34.5)	(159.3)	206.1	-
EBITDA (R$ million)	226.2	88.1	366.1	(38.2)	116.6	525.1	(77.8)
Operating Margin	1.5%	-	5.4%	(71.6)	-	3.0%	-
Net Margin	3.0%	-	4.2%	(28.7)	-	2.1%	-
EBITDA Margin	9.5%	4.1%	14.2%	(32.8)	1.4%	5.4%	(73.9)
Investment Program (R$ million)	224.4	208.8	170.1	31.9	777.1	656.4	18.4

In 2016, Copel Distribuição recorded net income of R$8,344.8 million, 14.8% down, due to the tariff reduction of 12,87% and the result of the sectorial asset and liability account, mainly in the first half of 2016. Operating costs and expenses fell by 10.7% to R$8,502.4 million, mainly due to lower costs with eletricity purchased in 2016. As a result, the Company recorded a loss of R$159.3 million, versus a profit of R$206.1 million in 2015. EBITDA closed 2016 at R$116.6 million, versus R$525.1 million in 2015.

In 2016 Copel Distribuição's result was also impacted by the frustration of revenue of R$89.2 million and by the R$123.0 million increase in allowance for doubtful accounts (PCLD) above the tariff coverage.

Copel Distribuição - Adjusted EBITDA

Excluding non-recurring effects of the period, EBITDA Copel Distribuição would be R$134.9 million in 4Q16, 49.5% lower than adjusted result of the same period.

R$ million
Adjusted EBITDA	4Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	226.2	366.1	(38.2)	116.6	525.1	(77.8)
+/(-) Reclassification Fair Value of the concession asset	(128.4)	(136.0)	(5.6)	-	-	-
+/(-) Amortization 7/30 days IRT 2015	-	-	-	(15.5)	15.5	-
+/(-) IRT 2016 result	-	-	-	33.8	(33.8)	-
+/(-) Reconciliation of judicial adjustments (CCEE)	-	-	-	44.0	(44.0)	-
+/(-) Allowance for doubtful accounts	37.1	26.1		123.0	57.0
(+) Sanitation materials and turning off assets	-	11.0	-	-	11.0	-
Adjusted EBITDA	134.9	267.2	(49.5)	301.9	530.8	(43.1)

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue came to R$88.3 million in 4Q16, (29.7% up), mainly due to the expansion of the area of operation and service to new customers. Operating costs and expenses increased by 13.7% to R$72.9 million in 4Q16, influenced by (a) the 13.9% growth in personnel costs and administrators, reflecting the corporate reorganization carried out in February 2016 and (b) the salary increase implemented in October 2016 and 20.2% in the cost of third party services, which are necessary for the expansion of the area of operation. Net income for the period was R$19.7 million, an increase in 76.0% compared to 4T15, while EBITDA advanced 98.2%, reached R$24.5 million.

subject to rounding.

Main Indicators	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	88.3	80.3	68.1	29.7	325.1	272.2	19.4
Operating Costs and Expenses (R$ million)	(72.9)	(57.4)	(64.1)	13.7	(241.8)	(203.9)	18.6
Operating Income (R$ million)	16.1	18.9	2.4	560.3	73.7	67.8	8.6
Net Income (R$ million)	19.7	12.7	11.2	76.0	58.3	54.6	6.7
EBITDA (R$ million)	24.5	31.5	12.4	98.2	117.9	99.9	18.1
Operating Margin	18.3%	23.5%	3.6%	409.2	22.7%	24.9%	(9.1)
Net Margin	22.3%	15.8%	16.5%	35.7	17.9%	20.1%	(10.6)
EBITDA Margin	27.8%	39.2%	18.2%	52.8	36.3%	36.7%	(1.1)
Investment Program (R$ million)	44.9	85.6	25.9	73.4	193.8	105.4	83.9

Considering the accumulated result in 2016, Copel Telecom recorded 19.4% year-on-year increase in operating revenue, totaling R$325.1 million. Operating costs and expenses stood at R$241.8 million, 18.6% up in the period. Copel Telecom recorded net income of R$58.3 million in 2016, 6.8% higher than in the same period in 2015 (R$54.6 million), while EBITDA moved up 18.1% to R$117.9 million.

4.4 UEG Araucária

In 4Q16, UEG Araucária was not active and presented operating costs and expenses of R$114.0 million, reflecting the plant’s fixed costs in the quarter and the provision of R$69.1 million related to impairment. As a result, UEG Araucária recorded loss of R$74.3 million compared to a loss of R$35.5 million in 4Q15. EBITDA was negative by R$108.1 million, while in the same period of 2015 it was negative by R$58.5 million. See more details in  Exhibit III.

Main Indicators	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	-	1.4	27.4	-	57.4	1,434.2	(96.0)
Operating Costs and Expenses (R$ million)	(114.0)	(42.6)	(91.2)	25.0	(259.3)	(1,120.5)	-
Operating Income (R$ million)	(120.7)	(28.5)	(55.8)	116.2	(186.5)	363.6	-
Net Income (R$ million)	(74.3)	(28.5)	(35.5)	109.2	(140.1)	242.9	-
EBITDA (R$ million)	(108.1)	(35.9)	(58.5)	84.8	(178.4)	343.9	-
Operating Margin	-	-	-	-	-	25.3%	-
Net Margin	-	-	-	-	-	16.9%	-
EBITDA Margin	-	-	-	-	-	24.0%	-

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 2016 is shown in the following table:

subject to rounding.

R$'000
Partnerships -Dec-16	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company (Consolidated)
Companhia Paranaense de Gás - Compagás	526,477	299,628	542,822	4,951
Elejor - Centrais Elétricas do Rio Jordão S.A.	708,688	79,701	263,686	49,123
UEG Araucária Ltda	685,438	602,763	57,432	(140,118)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	112,601	73,005	20,433	14,453
Caiuá Transmissora de Energia S.A.	255,276	122,566	38,148	16,353
Cantareira Transmissora S.A	525,446	330,314	337,614	10,519
Dominó Holdings S.A.	180,049	166,380	-	76,512
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,247,036	814,225	310,380	22,846
Integração Maranhense Transmissora de Energia S.A.	513,186	249,495	64,428	32,518
Marumbi Transmissora de Energia S.A.	185,888	118,597	37,559	20,235
Mata de Santa Genebra Transmissão S.A.	1,050,330	463,552	570,237	(5,146)
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,583,118	1,616,468	433,833	85,531
Paranaíba Transmissora de Energia S.A.	1,284,733	600,871	322,855	52,439
Transmissora Sul Brasileira de Energia S.A.	696,381	346,843	56,553	9,027
Voltalia São Miguel do Gostoso I Participações S.A.	156,422	154,209	-	8,870
Associates (Equity in erarning)
Dona Francisca Energética S.A.	151,563	142,275	70,208	34,312
Foz do Chopim Energética Ltda	48,937	39,049	40,762	29,847
1 This data was adjusted to Copel's practices.
² As of 4Q16, Sanepar was classified as Financial Assets.

5. Investment Program

The following chart shows the investment program carried out in 2016 and the one schedule for 2017:

R$ million
Subsidiary / SPC	Carried 4Q16	Carried 2016	Scheduled[1] 2016	Scheduled[1] 2017
Copel Geração e Transmissão	297.4	1,879.2	1,695.1	570.3
HPP Colíder	8.8	162.2	120.0	24.1
HPP Baixo Iguaçu	40.9	114.7	85.6	20.5
HPP Gov. Parigot de Souza (GPS) - Leilão nº 12/2015	-	574.8	574.8	-
TL Araraquara / Taubaté	13.1	92.0	161.6	137.9
SE Paraguaçu Paulista	-	8.0	6.7	-
TL Bateias - Curitiba Norte	-	29.0	11.3	-
TL Foz do Chopim - Realeza	11.4	56.0	34.7	9.5
TL Assis - Londrina	28.3	148.2	82.8	20.4
TL Curitiba Leste / Blumenau	0.3	3.4	11.1	32.1
Matrinchã Transmissora[2]	-	67.3	21.6	-
Guaraciaba Transmissora[2]	15.8	90.6	74.7	-
Mata de Santa Genebra Transmissão[2]	87.7	208.0	190.7	101.1
Cantareira Transmissora[2]	-	97.4	94.3	-
Paranaíba Transmissora[2]	17.1	36.7	7.3	-
Others	73.9	191.0	217.9	224.7
Copel Distribuição	224.4	777.1	627.0	629.6
Copel Telecomunicações	44.9	193.8	176.0	164.3
Copel Comercialização	-	-	-	0.2
Copel Renováveis	-	-	-	1.5
Holding	-	-	-	1.6
Copel Brisa Portiguar	2.0	3.4	110.2	-
São Bento Energia	-	0.1	3.2	-
Cutia Wind Farm Complex	262.0	718.7	601.3	638.6
Other Invesment[3]	-	3.1	24.0	28.8
TOTAL	830.7	3,575.4	3,236.9	2,034.9
1 Capital budget originally approved by the Board of Directors. These values do not consider appropriation due to own labor, interest and others.
2 Regarding the participation of Copel in Enterprises.
3 Includes Voltalia São Miguel do Gostoso I Participações among others.

subject to rounding.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 22,328 GWh in 2016, 7.1% down year-on-year, as a result of the economic slowdown and the migration of industrial and commercial customers to the free market. In 4Q16, energy consumption in the captive market fell by 13.4%, to 5,204 GWh. The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Dec-16	Dec-15	Var. %	4Q16	4Q15	Var. %	2016	2015	Var. %
Residential	3,597,105	3,527,126	2.0	1,724	1,718	0.3	6,932	6,957	(0.4)
Industrial	82,021	88,276	(7.1)	1,149	1,757	(34.6)	5,753	6,929	(17.0)
Commercial	382,121	376,959	1.4	1,197	1,371	(12.7)	5,059	5,530	(8.5)
Rural	360,066	368,297	(2.2)	526	548	(4.1)	2,180	2,256	(3.4)
Other	57,454	57,404	0.1	608	618	(1.6)	2,404	2,371	1.4
Captive Market	4,478,767	4,418,062	1.4	5,204	6,012	(13.4)	22,328	24,043	(7.1)

For more details visit the Notice to the Market - IR 02/17 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, fell by 2.0% in 4Q16 and 2016, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-16	Dec-15	Var. %	4Q16	4Q15	Var. %	2016	2015	Var. %
Captive Market	4,478,767	4,418,062	1.4	5,204	6,012	(13.4)	22,328	24,043	(7.1)
Concessionaries and Licensees	6	6	-	141	185	(23.9)	665	755	(11.8)
Free Customers ¹	620	129	380.6	1,694	987	71.7	5,274	4,045	30.4
Grid Market	4,479,393	4,418,197	1.4	7,039	7,184	(2.0)	28,267	28,843	(2.0)
¹ All free customers served by Copel GeT and other suppliers at the Copel Distribuição concession area.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão sales in the free market, fell by 6.4% in 2016 and 10.1% in the last quarter of 2016.

The table below breaks down energy sales by consumption segment:

subject to rounding.

Segment	Market	Energy Sold (GWh)
		4Q16	4Q15	Var. %	2016	2015	Var. %
Residential		1,724	1,718	0.3	6,932	6,957	(0.4)
Industrial	Total	2,195	2,697	(18.6)	9,574	10,823	(11.5)
	Captive	1,149	1,757	(34.6)	5,753	6,929	(17.0)
	Free	1,046	940	11.3	3,821	3,894	(1.9)
Commercial	Total	1,197	1,374	(12.9)	5,061	5,542	(8.7)
	Captive	1,197	1,371	(12.7)	5,059	5,530	(8.5)
	Free	-	3	-	2	12	(83.1)
Rural		526	548	(4.1)	2,180	2,256	(3.4)
Other		608	618	(1.6)	2,404	2,371	1.4
Energy Supply		6,250	6,956	(10.1)	26,151	27,949	(6.4)

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes, came to 44,520 GWh in 2016, 1.0% higher than in the same period last year. The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes:

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-16	Dec-15	Var. %	4Q16	4Q15	Var. %	2016	2015	Var. %
Copel DIS
Captive Market	4,478,767	4,418,062	1.4	5,205	6,012	(13.4)	22,328	24,043	(7.1)
Concessionaries and Licensees	4	4	-	129	172	(25.0)	614	699	(12.1)
CCEE (MCP)	-	-	-	1,357	533	154.6	3,607	910	296.4
Total Copel DIS	4,478,771	4,418,066	1.4	6,691	6,716	(0.4)	26,549	25,652	3.5
Copel GeT
CCEAR (Copel DIS)	1	1	-	42	45	(6.4)	157	215	(26.9)
CCEAR (other concessionaries)	39	39	-	672	1,124	(40.2)	3,348	4,457	(24.9)
Free Customers	40	28	42.9	1,046	943	10.9	3,823	3,906	(2.1)
Bilateral Agreements ¹	30	25	20.0	1,886	1,590	18.6	7,682	6,675	15.1
CCEE (MCP) ²	-	-	-	367	330	11.1	1,762	2,137	(17.6)
Total Copel GeT	110	93	18.3	4,013	4,033	(0.5)	16,772	17,391	(3.6)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	212	212	-	841	764	10.1
CER	3	3	-	90	90	-	358	269	33.1
Total Wind Farm Complex	115	115	-	302	302	-	1,199	1,033	16.1
Total Copel Consolidated	4,478,996	4,418,274	1.4	11,006	11,051	(0.4)	44,520	44,076	1.0
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

subject to rounding.

6.5 Energy Flow

Energy Flow – Copel Dis

GWh
Energy Flow - Copel Dis	2016	2015	Var. %
Itaipu	5,958	5,941	0.3
CCEAR – Copel Geração e Transmissão	157	215	(27.0)
CCEAR – Other	13,387	14,419	(7.2)
CCEAR – Adjustment auction	-	1,303	-
CCEE (MCP)	-	398	-
Angra	1,026	1,051	(2.4)
CCGF	7,553	3,873	95.0
Proinfa	593	608	(2.5)
Elejor S.A	1,189	1,186	0.3
Available Power	29,863	28,994	3.0
Captive market	22,328	24,043	(7.1)
Concessionaries	614	699	(12.2)
CCEE (MCP)	3,607	910	296.4
Losses and differences	3,314	3,342	(0.8)
Basic network losses	488	576	(15.3)
Distribution losses	2,510	2,422	3.6
CG contract allocation	316	344	(8.1)

Energy Flow – Copel GeT

GWh
Energy Flow - Copel GeT	2016	2015	Var. %
Own Generation	25,850	24,960	3.6
MRE	-	144	-
Dona Francisca	141	257	(45.1)
Total Available Power	25,991	25,361	2.5
Bilateral Agreements	7,682	6,675	15.1
CCEAR – COPEL Distribuição	157	215	(27.0)
CCEAR – Other	3,348	4,457	(24.9)
Free Customers	3,823	3,906	(2.1)
CCEE (MCP)	1,762	2,137	(17.5)
MRE	8,575	7,360	16.5
Losses and differences	644	611	5.4

subject to rounding.

Energy Flow – Wind Farms

GWh
Energy Flow - São Bento Energia	2016	2015	Var. %
Own Generation	437	361	21.1
CCEE (MCP)	-	61	-
Total Available Power	437	422	3.6
CCEAR – Other	382	381	0.3
Losses and differences	55	41	34.1

GWh
Energy Flow - Brisa Potiguar	2016	2015	Var. %
Own Generation	781	301	159.5
CCEE (MCP)	-	256	-
Total Available Power	781	557	40.2
CCEAR – Other	459	383	19.8
CER	358	269	33.1
Losses and differences	(36)	(95)	(62.1)

Energy Flow – Copel Comercialização

GWh
Energy Flow - Copel Com	2016	2015	Var. %
Own Generation	59	-	-
Total Available Power	59	-	-
Free Customers	58	-	-
CCEE (MCP)	1	-	-

subject to rounding.

Consolidated Energy Flow (Jan/ Dec 2016)

GWh

Own Generation

27,068 47.4%

Purchased energy

30,063 52.6%

- CCEAR: 13,544
- Itaipu: 5,958
- Dona Francisca: 141
- CCEE (MCP): -
- Angra: 1,026
- CCGF: 7,553
- MRE: -
- Elejor: 1,189
- Proinfa: 593
- Others[1]: 59

Total Available Power

57,131

Captive Market

22,328 39.1%

Concessionaires

614 1.1%

Free Customers

3,881 6.8%

Supplied Energy

26,331 46.1%

- Bilateral Agreements: 7,682
- CCEAR: 4,346
- CER: 358
- CCEE (MCP): 5,370
- MRE: 8,575

Losses and Differences

3,977 7.0%

- Basic network losses: 1,151
- Distribution losses: 2,510
- CG Contracts: 316

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[1]Other: Energy purchased by Copel Com

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

R$ / MWh
Tariff	Amount	Dec-16	Sep-16	Dec-15	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	334	187.18	185.79	165.49	0.7	13.1
Auction CCEAR 2008 - 2015	-	-	-	142.87	-	-
Auction CCEAR 2009 - 2016	224	178.38	177.20	163.82	0.7	8.9
Auction CCEAR 2011 - 2040 ( HPP Mauá)	102	203.71	201.05	186.91	1.3	9.0
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	222.65	215.44	205.35	3.3	8.4
Auction - CCEAR 2015 - 2044 (UHE Colíder)	-	155.20	151.69	142.47	2.3	8.9
Copel Distribuição
Concession holders in the State of Paraná	70	215.32	217.14	280.38	(0.8)	(23.2)
Total / Tariff Weighted Average Supply	404	192.05	191.91	184.80	0.1	3.9
With PIS/COFINS. Net of ICMS.

Power Purchase Average Tariff – Copel Distribuição

subject to rounding.

R$ / MWh
Tariff*	Amount	Dec-16	Sep-16	Dec-15	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	642.9	174.10	190.35	312.11	(8.5)	(44.2)
Auction – CCEAR 2008 – 2015	-	-	-	143.96	-	-
Auction – CCEAR 2010 – H30	72.1	204.47	210.41	192.03	(2.8)	6.5
Auction – CCEAR 2010 – T15 [2]	65.0	143.17	187.03	196.54	(23.5)	(27.2)
Auction – CCEAR 2011 – H30	59.2	217.72	217.82	199.59	0.0	9.1
Auction – CCEAR 2011 – T15 [2]	54.2	177.21	225.77	302.38	(21.5)	(41.4)
Auction – CCEAR 2012 – T15 [2]	115.4	233.91	205.01	372.07	14.1	(37.1)
Auction – CCEAR 2014 - 2019 ³	109.0	139.64	138.18	133.94	1.1	4.3
Auction – CCEAR 2014 - 2019 [4]	215.1	320.12	320.12	292.93	-	9.3
Auction 2014 - 36M	128.6	176.64	176.64	159.60	-	10.7
Auction 2016 - T20²	30.8	151.83	149.15	-	1.8	-
Angra	116.8	197.79	204.39	164.88	(3.2)	20.0
CCGF [5]	873.3	66.57	69.27	28.78	(3.9)	131.3
Santo Antônio	139.5	134.99	134.99	123.48	-	9.3
Jirau	232.2	118.73	118.73	108.61	-	9.3
Others Auctions [6]	324.7	213.11	191.75	248.63	11.1	(14.3)
Bilaterals	135.4	232.69	232.69	210.32	-	10.6
Total / Tariff Average Supply	3,314.2	158.49	161.11	182.00	(1.6)	(12.9)
1 Furnas transport charge not included.
2 Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
4 Capacity Agreements.
5 Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
6 Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011
Aneel approved on 03.28.2016.
With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

R$ / MWh
Tariff¹	Dec-16	Sep-16	Dec-15	Var. %	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial	373.80	366.98	418.49	1.9	(10.7)
Residential	421.43	421.41	492.25	0.0	(14.4)
Commercial	408.16	408.88	463.32	(0.2)	(11.9)
Rural	284.51	285.90	315.70	(0.5)	(9.9)
Other	308.18	306.14	357.84	0.7	(13.9)
Retail distribution average rate	380.27	379.04	433.91	0.3	(12.4)
¹ Does not consider tariff flags. Net of ICMS.

7. Capital Market

7.1 Capital Stock

subject to rounding.

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 25,742. In December 2016 the Company’s capital was as follows:

Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,836	13.7	77	23.4	100,965	78.7	120,878	44.2
BM&FBovespa	18,631	12.8	77	23.4	66,918	52.2	85,626	31.3
NYSE	1,205	0.8	-	-	33,958	26.5	35,163	12.8
LATIBEX	-	-	-	-	89	0.1	89	-
Other	336	0.2	252	76.6	48	-	636	0.2
TOTAL	145,031	100.0	329	100.0	128,295	100.0	273,655	100.0

subject to rounding.

7.2 Stock Performance

Stock Performance (Jan - Dec/16)		Common (CPLE3 / ELPVY)		Preferred "B" (CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
BM&FBovespa	Number of Trades	33,940	136	940,239	3,776
	Volume Traded	10,587,800	42,521	168,679,800	677,429
	Trading Value (R$ thousand)	207,461	833	4,798,054	19,269
	Presence in Trading Sessions	249	100%	249	100%
NYSE	Volume Traded	547,909	2,884	130,524,285	517,954
	Trading Value (US$ thousand)	2,707	14	1,112,308	4,414
	Presence in Trading Sessions	190	75%	252	100%
LATIBEX	Volume Traded	-	-	263,269	2,089
	Trading Value (Euro thousand)	-	-	1,679	13
	Presence in Trading Sessions	-	-	126	49%

From January to December 2016, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). The free float accounted for 45.0% of the Company’s capital. At the end of December 2016, the market value of Copel considering the prices of all markets was R$6,298.3 million.

Out of the 58 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.3% of the portfolio, with a Beta index of 1.1. Copel also accounted for 7.4% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

Copel’s common and class B preferred shares closed the period at R$19.08 and R$27.36, with a positive variation of 19.3% and 12.6% respectively. In the same period the Ibovespa had positive change of 38.9%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 99.6% of the trading sessions and closed the period at US$8.48, with a positive variation of 44.5%. Over this period, the Dow Jones Index positive by 13.4%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 49.0% of the trading sessions and closed the period at €8.08, with a positive variation of 48.0%. In the same period the Latibex All Shares index had positive growth of 71.1%.

The table below summarizes Copel’s share prices in 2016.

subject to rounding.

Ticker / Index		Price / Points		Var. (%)
		12.31.2016	12.31.2015
BM&FBovespa	CPLE3	R$ 19.08	R$ 16.00	19.3
	CPLE6	R$ 27.36	R$ 24.30	12.6
	Ibovespa	60,227	43,350	38.9
NYSE	ELP	US$ 8.48	US$ 5.87	44.5
	Dow Jones	19,763	17,425	13.4
LATIBEX	XCOP	€ 8.08	€ 5.46	48.0
	Latibex	1,812	1,059	71.1

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share
					Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
¹ In advance

subject to rounding.

a

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 2016.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,463.9	1,943.4	25,785.1
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	7,860.0	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	8,017.3	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	8,017.5	05.04.2030
HPP Mauá (1)	185.2	100.8	1,391.9	07.02.2042
HPP Guaricana	36.0	16.1	156.8	08.16.2026
SHP Cavernoso II (2)	19.0	10.6	54.7	02.27.2046
HPP Chaminé	18.0	11.6	132.9	08.16.2026
HPP Apucaraninha	10.0	6.7	35.7	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	49.0	11.15.2029
HPP Marumbi	4.8	2.4	21.1	(3)
HPP São Jorge	2.3	1.5	16.3	12.03.2024
HPP Chopim I	2.0	1.5	13.6	(4)
HPP Cavernoso	1.3	1.0	5.1	01.07.2031
SHP Melissa	1.0	0.6	5.9	(4)
SHP Salto do Vau	0.9	0.6	6.3	(4)
SHP Pitangui	0.9	0.1	1.0	(4)
Thermal Power Plant	20.0	10.3	61.5
TTP Figueira	20.0	10.3	61.5	03.26.2019
Wind Energy Plants	2.5	0.5	3.4
UEE Eólica de Palmas (5)	2.5	0.5	3.4	09.28.2029
TOTAL	4,486.4	1,954.2	25,850.0
(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) Plant resumes commercial operation in June 2016.
(3) Submitted to ANEEL for ratification.
(4) Power plants with no concession agreement, only required to be registered at ANEEL.
(5) Average wind plant generation.

On March 3, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates two plants under the quota system, as shown below:

subject to rounding.

Power Plants - Quota System	Installed Capacity (MW)	Assured Power (Average MW)	Service Provision Revenue² (jul.15 - jun.16) (R$ million)	Service Provision Revenue³ (jul.16 - jun.17) (R$ million)	Granting Fee (R$ million)	Concession Expires
HPP Gov. Pedro Viriato Parigot de Souza (GPS)¹	260.0	109.0	130.9	126.1	574.8	01.05.2046
HPP Rio dos Patos[4]	1.7	1.0	0.6	0.6	-	-
TOTAL	261.7	110.0	131.5	126.7	574.8
(1) The energy generated by the plant was allocated 100% in the physical guarantee of quota system in 2016, reaching 70% from 1 January 2017, and to that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.
(2) The RAG the periodJul.15 - Jun.16 refers to the allocation of 100% of Physical security in the quota regime. Adjusted annually by the IPCA.
(3) Updated by Resolution nº 2,107, of July 19, 2016, of Aneel.
(4) The concession won in 14.2.2014, however, the Company will remain responsible for providing operation and maintenance services until the winning bidder takes the plant. In this period the Company will receive a preset fee for the service.

Wind Complex

Copel has 11 wind farms in commercial operation, which generated 1,218.8 GWh in 2016, as shown in the following chart:

Wind Farm	Auction ¹	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Price ²	Expiration of Authorization
São Bento Energia, Invest. e Part. S.A.		94.0	46.3	437.4	206.41
GE Boa Vista S.A.	2nd LFA (08.26.2010)	14.0	6.3	57.8	211.74	04.27.2046
GE Olho D’Água S.A.		30.0	15.3	149.4	205.57	05.31.2046
GE São Bento do Norte S.A.		30.0	14.6	138.6	205.57	05.18.2046
GE Farol S.A.		20.0	10.1	91.7	205.57	04.19.2046
Copel Brisa Potiguar S.A.		183.6	92.6	781.4	180.68
Nova Asa Branca I Energias Renováveis S.A.	2nd LFA (08.26.2010)	27.0	13.2	118.1	207.77	04.24.2046
Nova Asa Branca II Energias Renováveis S.A.		27.0	12.8	113.8	207.77	05.30.2046
Nova Asa Branca III Energias Renováveis S.A.		27.0	12.5	121.1	207.77	05.30.2046
Nova Eurus IV Energias Renováveis S.A.		27.0	13.7	110.6	207.77	04.26.2046
Santa Maria Energias Renováveis S.A.	4th LER (08.18.2011)	29.7	15.7	117.9	145.94	05.07.2047
Santa Helena Energias Renováveis S.A.		29.7	15.7	127.4	145.94	04.08.2047
Ventos de Santo Uriel S.A.		16.2	9.0	72.6	144.81	04.08.2047
Total		277.6	138.9	1,218.8	189.26
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to December 2016.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

subject to rounding.

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
			COPEL - 20%
TPP Araucária	484.1	390.3	COPEL GeT - 60%	¹	12.22.2029
(UEG Araucária)			Petrobras - 20%

HPP Santa Clara	120.2	69.6	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
(Elejor)

SHP Santa Clara I	3.6	2.8	COPEL - 70% Paineira Participações - 30%	Free customers	12.18.1932
(Elejor)

HPP Fundão	120.2	65.8	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
(Elejor)

SHP Fundão I	2.5	2.1	COPEL - 70%	Free customers	12.18.1932
(Elejor)			Paineira Participações - 30%

			COPEL - 23.03%	COPEL GeT
HPP Dona Francisca	125.0	78.0	Gerdau - 51.82%	Gerdau	08.27.2033
(DFESA)			Celesc - 23.03%	Celesc
			Desenvix - 2.12%	Desenvix

SHP Arturo Andreoli	29.1	20.4	COPEL - 35.77% Silea Participações - 64.23%	Free customers	04.23.2030
(Foz do Chopim)
¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	Stake (%)	Wind farm location	Expiration of Authorization
Voltalia - São Miguel do Gostoso I Participações S.A. ³
Carnaúbas	27.0	13.1					04.08.2047
Reduto	27.0	14.4	141.56	Jul-15	49% COPEL	São Miguel do	04.15.2047
Santo Cristo	27.0	15.3			51% Voltalia	Gostoso (RN)	04.17.2047
São João	27.0	14.3					03.25.2047
Total	108.0	57.1	141.56
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to December 2016.
³ Developments apt for commercial operations, waiting for completion of transmission of works.

The construction works of these wind farms were concluded in April 2015 and they have been prepared to operate since then. However, commercial operations will only begin after completion of the works in the transmission facilities (ICG Touros), under the responsibility of the transmission agent, which is scheduled for 2017.

Under Construction

subject to rounding.

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installed Capacity (MW)	Assured Power (Average MW)	Energy Sold in the (Average MW)	Supply Start	Price¹ (R$/MWh)	CAPEX² (R$ million)	Concession Expires

HPP Colíder	01/2011	300	177.9	125.0	01.01.2015	158.73	2,153.0	01.16.1946
100% Copel GeT	de 01.17.2011
HPP Baixo Iguaçu	02/2012 de 08.20.2012
30% Copel GeT		350	171.1	121.0	01.01.2013	165.19	685.8	09.14.2049
70% Geração Céu Azul S.A
Total³		650	349.0
¹ Adjusted by the IPCA up to December 2016. Font: CCEE.
² Adjusted for Copel's stake (considers own capital and third-party capital).
³ According to 2nd Amendment to the Concession Agreement, which including 756 days waiver of responsibility.

Colíder Hydroelectric Power Plant

In July 2010, Copel won the Aneel auction for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant, in the Teles Pires river, in the state of Mato Grosso. The Colíder HPP will have an installed capacity of 300.0 MW and is located between the cities of Nova Canaã do Norte and Itaúba, with the cities of Colíder and Cláudia also being served by the future unit. The construction of the plant began in 2011 and around 92% of the works are complete. The dam is concluded and the spillway is being finalized. The manufacturing of equipment and electromechanical assemblies are underway, and Generating Unit 01 will reach its final assembly phase in 2017. In February 2016, we began building the 64-km transmission line, which will connect the plant to the Cláudia substation.

As a result of force majeure and government acts during the implementation of the Colíder HPP, Copel Geração e Transmissão requested with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT honored the Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using uncontracted energy surplus from its other plants.

In October 2015, the Regional Federal Appellate Court of the 1st Region granted Copel GeT a preliminary relief exempting it from fines, penalties, charges and other burdens until the waiver of responsibility request is settled with ANEEL. The request was denied in June 2016, so Copel GeT filed an administrative appeal at Aneel, requesting the reconsideration of the ruling.

In March 2017, Aneel denied Copel GeT's administrative appeal. However, considering the reasons that impacted the plant’s scheduled startup - force majeure and government acts during the implementation of the project - Copel will forward the matter to the Judiciary with the conviction that Aneel’s ruling will be overturned.

The first generating unit’s startup is scheduled for December 2017, while the third and final generating unit is scheduled to go into operation in April 2018.

subject to rounding.

From a total assured power of 177.9 average-MW, established by MME (Ministry of Mines and Energy) Ordinance 258 of December 21, 2016, 125.0 average-MW are committed under a 30-year agreement, for the price of R$103.40/MWh, as of July 1, 2010 (annually adjusted by the IPCA consumer price index). The remaining 52.9 average-MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market.

On January 26, 2017, the Brazilian Energy Trading Chamber (CCEE) announced the results of the annual processing of the Compensation Mechanism of Surplus and Deficit (MCSD) of New Energy for the product from January 1 to December 31, 2017. Copel GeT participated in the reduction offer for the Colíder HPP’s Energy Commercialization Agreements in the Regulated Environment (CCEARs), obtaining a full reduction of the agreements (125 average-MW).

Baixo Iguaçu Hydroelectric Power Plant

As a result of act of government, fortuitous event and force majeure, the commercial start-up of generation unit 1 is scheduled for November 1, 2018, while units 2 and 3 should begin operations in December 2018 and January 2019. The construction works are on schedule and the wall for the rerouting of their river has been concluded, while the powerhouses and spillway assembly works are moving ahead.

Copel Renováveis

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 332.0 MW, as follows:

Wind Farm	Auction ¹	Installed Capacity (MW) ²	Assured Power (Average MW)	Price ³	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
UEE Cutia S.A.		25.2	9.6	171.58		201.6		Pedra Grande	01.04.2042
UEE Guajiru S.A.		21.6	8.3	171.58		131.4		Pedra Grande	01.04.2042
UEE Esperança do Nordeste S.A.	6th LER (10/31/2014)	30.0	9.1	171.58		168.6		São Bento do Norte	05.10.2050
UEE Jangada S.A.		30.0	10.3	171.58	Oct-17	172.3	9.4	São Bento do Norte	01.04.2042
UEE Maria Helena S.A.		30.0	12.0	171.58		173.9		São Bento do Norte	01.04.2042
UEE Paraíso dos Ventos do Nordeste		30.0	10.6	171.58		172.3		São Bento do Norte	05.10.2050
UEE Potiguar S.A.		28.8	11.5	171.58		172.1		São Bento do Norte	05.10.2050
CGE São Bento do Norte I S.A.		24.2	9.7	162.38		154.4		São Bento do Norte	08.03.2050
CGE São Bento do Norte II S.A.	20th LEN (11/28/2014)	24.2	10.0	162.38		154.9		São Bento do Norte	08.03.2050
CGE São Bento do Norte III S.A.		22.0	9.6	162.38	Jan-19	154.8	14.2	São Bento do Norte	08.03.2050
CGE São Miguel I S.A.		22.0	8.7	162.38		140.5		São Bento do Norte	08.03.2050
CGE São Miguel II S.A.		22.0	8.4	162.38		142.8		São Bento do Norte	08.03.2050
CGE São Miguel III S.A.		22.0	8.4	162.38		140.6		São Bento do Norte	08.03.2050
Total		332.0	126.2	167.59		2,080.2	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Price updated to December 2016.

8.2 Transmission

Assets in Operation

subject to rounding.

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR ¹	Concession
			Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001[2]	Several	2,021	32	12,202	192.1	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	19.1	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	11.2	11.18.2039
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	5.6	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	7.7	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.4	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	7.0	09.04.2044
Subtotal Copel GeT [4]			2,574	36	13,102	256.7
Costa Oeste		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 51%	001/2012	TL Cascavel Norte - Umuarama Sul	152	1	300	6.5	01.11.2042
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	TL Nova Sta Rita - Camaquã	785	1	166	13.6	05.09.2042
Eletrosul - 80%
Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	12.0	05.09.2042
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	18.0	05.09.2042
Elecnor - 51%
Marumbi
Copel GeT - 80%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	14.3	05.09.2042
Eletrosul - 20%
Matrinchã
Copel GeT - 49%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	94.2	05.09.2042
State Grid - 51%
Guaraciaba
Copel GeT - 49%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	48.7	05.09.2042
State Grid - 51%
Subtotal SPCs [5]			4,025	9	1,838	239.5
Total			6,599	45	14,940	496.1
[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2,098/2016 06.28.2016
[2] Renewed contract pursuant to Law 12,783/13.
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Consolidated Income.
[5] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,881 km of transmission lines and 4 substations and will generate APR of R$306.3 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

subject to rounding.

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	APR¹ (R$ million)	CAPEX² (R$ million)	Start up	Concession Expiration

Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	27.4	434.3	Aug-17	10.05.2040
Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	18.3	151.0	Sep-17	09.04.2044
			TL Curitiba Leste - Blumenau						Sep-19
Copel GeT	005/15	Apr-16		PR / SC	230	3	104.8	560.9		04.06.2046
			TL Baixo Iguaçu - Realeza						Mar-21

Subtotal Copel GeT					706	3	150.5	1,146.1		-

Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	1	109.9	1012.6	Nov-17	05.13.2044
Furnas - 49,9%

Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	45.9	422.2	Mar-18	09.04.2044
Elecnor - 51%
Subtotal SPC					1,175	1	155.8	1,434.8
Total					1,881	4	306.3	2,580.9
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel’s stake.
² Adjusted for Copel’s stake (considers own capital and third-party capital).

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process. In addition, noncompliance with the overall goals of collective continuity indicators for two consecutive years or three times in five years may limit the payment of dividends or interest on equity, while failure to meet the economic and financial sustainability indicators will reflect the need for a capital contribution from the controlling shareholders. The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Year	Economic and Financial Management	Quality (Limit Established)[1]
		DECi ²	FECi ²
2016		13.61	9.24
2017	EBITDA[4] ≥0	12.54	8.74
2018	EBITDA[4] (-)QRR³≥0	11.23	8.24
2019	{Net Debt / [EBITDA[4] (-) QRR³]}≤1/(0.8*SELIC5 )	10.12	7.74
2020	{Net Debt / [EBITDA[4] (-) QRR³]}≤1/(1.11*SELIC5 )	9.83	7.24
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the month prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.
4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

subject to rounding.

Operating Data

In the distribution business, Copel serves more than 4.4 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	104,556	-	-
34.5 kV	84,071	223	1,489
69 kV	695	35	2,396
88 kV [1]	-	-	5
138 kV	5,970	106	7,133
230 kV	166	-	-
Total	195,459	364	11,022
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation in December 2016 was 8,898 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed December 2016 at 16,212 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and 2015. The trends for these indicators, as well as for total time service, are shown below:

subject to rounding.

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In December 2016, the backbone cable network extended for 10,140 km and the access network extended for 20,977 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

subject to rounding.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners

Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%
COPEL - 7.2%
Cia. de Saneamento do Paraná - Sanepar	Sanitation	State of Paraná - 29.9%
Dominó Holdings S.A. - 3.2%
Other - 59.7%
COPEL - 51.0%
Companhia Paranaense de Gás - Compagás	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração		Petra Energia - 30.0%
e Produção S.A [1]	Oil and natural gas	Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
COPEL - 45.0%
Sercomtel S.A. Telecom	Telecommunications	Município de Londrina - 44.4%
Banco Itauleasing S.A. - 7.1%
Outros - 3.5%

Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%

Copel Amec Ltda		COPEL - 48.0%
in liquidation	Services	Amec - 47.5%
Lactec - 4.5%
[1] More information in item 8.6

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 692.5 MW of installed capacity to the Company's portfolio.

subject to rounding.

Project	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
	(MW)¹	(Average MW)	(%)
SHP	155.5	90.3
Bela Vista	29.0	16.6	36.0
Dois Saltos	30.0	15.5	30.0
Foz do Curucaca²	29.5	15.7	19.0
Salto Alemã²	29.0	19.8	19.0
Alto Chopim²	20.3	12.4	19.0
Rancho Grande²	17.7	10.3	19.0
HPP	378.0	205.0
São Jerônimo	331.0	178.1	41.2
Salto Grande	47.0	26.9	35.8
WPP	159.0	77.1
Complexo Alto Oriente	60.0	28.2	100.0
Complexo Jandaia	99.0	48.9	100.0
Total	692.5	372.4
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.
² SEF – Saneamento e Engenharia Ferroviária Ltda quit the Geração Luz Paranaense – CGLP consortium, whose interest was divided among the other consortium members. Copel’s interest in this consortium’s projects (Alto Chopim, Rancho Grande, Foz do Curucaca and Salto Alemã SHPs) increased from 15% to 19.048%.

Copel, in partnership with the companies Brennand, Minas PCH and Silea, is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another four (4) hydroelectric projects.

Thermal Power Generation

Copel is conducting feasibility studies about four thermoelectric power plants to be constructed in the state of Paraná that may add up to 1,720 MW of installed capacity to the Company’s portfolio, as shown in the chart below:

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	500.0	Natural Gas	Araucária - PR
Litoral TPP	500.0	Natural Gas	Paranaguá - PR
Sul TPP	500.0	Natural Gas	Paranaguá - PR
Norte Pioneiro TPP	220.0	Coal	Sapopema - PR
Total	1,720.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

The feasibility of natural gas thermoelectric power projects Litoral TPP and Sul TPP, is subject to the construction of a regasification facility in the coast of the state of Paraná, which would also supply natural gas to UEGA, UEGA II and to Compagas.

subject to rounding.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

	Project	Estimated Installed Capacity (MW)
HPP Apertados		139.0
HPP Comissário		140.0
HPP Foz do Piquiri		93.2
HPP Ercilândia		87.1
Total		459.3

Tapajós Hydroelectric Complex

Copel and other eight companies participated in the environmental assessment of the Tapajós River Basin and the feasibility studies of the Tapajós River Complex, comprising five plants, with a joint installed capacity of 12,000 MW. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was delivered to Aneel in April 2014, and the Environmental Impact Studies (EIA) and the Environmental Impact Report (RIMA) were concluded and delivered to the Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA) in May 2014. IBAMA recently filed the environmental licensing process.

On August 10, 2016, the Company's Board of Directors approved the withdrawal of Copel Geração e Transmissão from the Tapajós Consortium. As a result, the Company is no longer taking part in the projects’ feasibility studies. Due to this decision, on September 30, 2016, the Company provisioned R$14.5 million for impairment losses, which represents the entire amount invested.

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014.

subject to rounding.

At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking". The effects of this agreement on a concession and future actions are under evaluation by the Company.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2016 at 8,531 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2013	2014	2015	2016
Geração e Transmissão	1,702	1,554	1,568	1,680
Distribuição	6,375	6,071	6,032	6,022
Telecomunicações	434	601	621	660
Holding	136	329	347	69
Comercialização	-	11	10	30
Renováveis	-	26	50	70
TOTAL	8,647	8,592	8,628	8,531

At the end of 2016, Copel Distribuição had 4,478,767 customers, representing a consumer-to-employee ratio of 744. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 16 employees, respectively.

subject to rounding.

9.2 Main Operational Indicators

Generation		Installed capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,748.1	In operation
Hydroeletric [1]	16	4,463.9	Transmission Lines (km)	2,574
Quota System	2	261.7	Substation (amount)	36
Thermal	1	20.0	Under construction
Wind power	1	2.5	Transmission Lines (km)	706
Under construction		405.0	Substation (amount)	3
Hydroeletric	2	405.0	Partnership
Wind Farms			In operation
In operation	11	277.6	Transmission Lines (km)	4,025
Under construction	13	332.0	Substation (amount)	9
Partnership			Under construction
In operation		599.0	Transmission Lines (km)	1,175
Hydroeletric	6	211.7	Substation (amount)	1
Thermal	1	387.3
Under construction		52.9
			Copel Distribuition
Wind farms¹	4	52.9
			Distribution lines (km)	195,459
			Substations	364
Copel Telecom			Installed power substations (MVA)	11,022
			Municipalities served	395
Optical cables backbone network (km)		10,140	Locations served	1,113
Optical cables access network (km)		20,977	Captive customers	4,478,767
Cities served in Parana State		399	Customers by distribution employee	744
Cities served in Santa Catarina State		2	DEC (in hundredths of an hour and minute)	10.82
			FEC (number of outages)	7.23

Administration
Total employees		8,531
Copel Geração e Transmissão		1,680	Copel Participações	30
Copel Distribuição		6,022	Copel Renováveis	70
Copel Telecomunicações		660	Copel Holding	69
[1] The Wind Farm Voltalia São Miguel do Gostoso I Participações S.A., is able to operate commercially, though the operation will only begin after completion of the transmission of works, transmission agent's responsibility.

subject to rounding.

9.3 Conference Call 4Q16 Results

Information about 4Q16 Results Conference Call:

>        Wednesday, March 29, 2017, at 10:00 a.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

subject to rounding.

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	2016	2015
Cash flows from operating activities
Net income for the period	947,790	1,265,551
Adjustments to reconcile net income with the cash provided by operating activities	3,212,088	1,140,812
Depreciation and Amortization	708,296	676,472
Unrealized monetary and exchange variations, net	1,142,316	617,197
Remuneration of accounts receivable related to the concession	(98,780)	(110,893)
Reversal of estimates of losses on accounts receivable related to the concession	(29,025)	-
Sectoral assets and liabilities result	1,079,662	(858,170)
Interest - bonus from the grant	(96,783)	-
Gain on remeasurement of the cash flow from the RBSE assets	(809,639)	-
Result of the renegotiation of the hydrological risk	(26,872)	(134,620)
Equity in earnings of subsidiaries	(221,695)	(92,545)
Recognition of fair value of accounts receivable related to concession	(132,741)	(217,713)
Result from the change of the investment valuation method	(52,107)	-
Income Tax and Social Contribution	589,322	698,023
Deferred Income Tax and Social Contribution	(58,754)	(165,794)
Net operational provisions and reversals	768,696	210,829
Appropriation of actuarial calculation of post-employment benefits	130,707	143,202
Appropriation of pension and healthcare contribution	142,735	133,428
Provision for research and development and energy efficiency	101,946	128,898
Write off of intangible assets related to concession - goodwill	54	40,757
Write off of property, plant, and equipment	27,316	41,715
Write off of intangible assets	47,434	30,026
Decrese (increase) in assets	1,033,645	472,123
Increase (reduction) of liabilities	(1,946,822)	(249,730)
Income tax and social contribution paid	(859,784)	(488,289)
Charges on loans and financing paid	(362,128)	(452,924)
Charges paid debentures	(547,971)	(366,815)
Net cash generated by operating activities	1,476,818	1,320,728
Cash flows from investing activities
Bonds and securities	13,664	76,883
Loans to related parties	(9,422)	(29,400)
Receipt of loans to related parties	5,112	7,805
Additions in investments	(505,098)	(528,629)
Reduction of capital in investees	74,983	-
Additions to property, plant, and equipment	(1,284,436)	(752,529)
Financial participation of the consumer - property, plant and equipment	40	-
Additions to intangible	(928,727)	(968,802)
Customer contributions	122,809	243,054
Net cash generated (used) by investing activities	(2,511,075)	(1,951,618)
Cash flows from financing activities	0	0
Loans and financing obtained	93,806	1,836,190
Debentures Issued	1,822,965	1,168,633
Amortization of principal amounts of loans and financing	(226,973)	(1,170,987)
Amortization of principal amounts of debentures	(785,239)	(154,822)
Dividends and interest on own capital paid	(368,956)	(307,528)
Net cash used by financing activities	535,603	1,371,486
Increase (decrease) in cash and cash equivalents	(498,654)	740,596
Cash and cash equivalents at the beginning of the year	1,480,727	740,131
Cash and cash equivalents at the end of the year	982,073	1,480,727
Variation in cash and cash equivalents	(498,654)	740,596

subject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

							R$'000
Income Statement	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	876,090	554,369	726,294	20.6	3,935,321	2,890,748	36.1
Electricity sales to final customers	157,495	155,770	141,045	11.7	599,109	565,378	6.0
Electricity sales to distributors	466,938	459,921	405,061	15.3	1,806,995	1,795,910	0.6
Use of the main transmission grid	120,505	(166,037)	72,710	65.7	1,079,056	252,315	327.7
Construction revenue	118,979	93,384	95,785	24.2	405,242	232,567	74.2
Other operating revenues	12,172	11,331	11,693	4.1	44,918	44,578	0.8
OPERATING COSTS AND EXPENSES	(593,374)	(460,453)	(35,356)	-	(1,885,027)	(1,603,627)	17.5
Electricity purchased for resale	(11,763)	(12,274)	97,267	-	(60,821)	(195,003)	(68.8)
Charges of main distribution and transmission grid	(73,755)	(72,360)	(66,994)	10.1	(276,600)	(253,225)	9.2
Personnel and management	(109,329)	(66,423)	(87,039)	25.6	(302,139)	(249,262)	21.2
Pension and healthcare plans	(16,707)	(17,355)	(14,540)	14.9	(63,883)	(57,231)	11.6
Materials and supplies	(3,890)	(4,384)	(3,648)	6.6	(16,803)	(15,171)	10.8
Materials and supplies for power eletricity	(7,904)	(5,652)	(5,433)	45.5	(24,550)	(26,522)	(7.4)
Third-party services	(26,290)	(27,918)	(28,467)	(7.6)	(104,675)	(104,003)	0.6
Depreciation and amortization	(62,150)	(68,864)	(70,645)	(12.0)	(270,899)	(279,918)	(3.2)
Provisions and reversals	(111,888)	(30,762)	318,923	-	(152,520)	67,715	-
Construction cost	(127,722)	(104,685)	(109,803)	16.3	(406,345)	(287,247)	41.5
Other cost and expenses	(41,975)	(49,776)	(64,977)	(35.4)	(205,791)	(203,760)	1.0
EQUITY IN EARNINGS OF SUBSIDIARIES	(363,251)	53,732	(80,730)	350.0	(262,832)	187,626	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(80,535)	147,648	610,208	-	1,787,462	1,474,747	21.2
FINANCIAL RESULTS	(108,542)	(111,875)	(240,061)	-	(447,315)	(178,378)	-
Financial income	40,193	26,232	(64,567)	-	100,489	75,868	32.5
Financial expenses	(148,735)	(138,107)	(175,494)	(15.2)	(547,804)	(254,246)	115.5
OPERATIONAL EXPENSES/ INCOME	(189,077)	35,773	370,147	-	1,340,147	1,296,369	3.4
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	44,891	9,125	(47,196)	-	(435,615)	(268,955)	62.0
Income tax and social contribution on profit	16,228	(64,735)	5,943	173.0	(182,757)	(380,794)	(52.0)
Deferred income tax and social contribution on profit	28,663	73,860	(53,139)	-	(252,858)	111,839	-
NET INCOME (LOSS)	(144,186)	44,898	322,951	-	904,532	1,027,414	(12.0)
EBITDA	(18,385)	216,512	680,853	-	2,058,361	1,754,665	17.3

subject to rounding.

Income Statement – Copel Distribuição

							R$'000
Income Statement	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,373,070	2,163,995	2,580,537	(8.0)	8,344,765	9,797,855	(14.8)
Electricity sales to final customers	940,161	915,304	1,448,367	(35.1)	4,631,460	5,185,981	(10.7)
Electricity sales to distributors	183,502	183,664	116,721	57.2	657,869	321,346	104.7
Use of the main distribution grid	735,512	697,649	621,635	18.3	3,001,546	2,220,448	35.2
Construction revenue	220,077	263,004	270,166	(18.5)	849,275	896,924	(5.3)
Fair value of assets from the indemnity for the concession	131,738	-	217,025	(39.3)	131,738	217,025	(39.3)
Sectorial assets and liabilities result	110,470	64,355	(121,173)	-	(1,079,662)	858,170	-
Other operating revenues	51,610	40,019	27,796	85.7	152,539	97,961	55.7
OPERATING COSTS AND EXPENSES	(2,215,886)	(2,145,881)	(2,275,161)	(2.6)	(8,502,377)	(9,516,397)	(10.7)
Electricity purchased for resale	(1,313,226)	(1,231,983)	(1,229,627)	6.8	(4,893,230)	(6,007,222)	(18.5)
Charges of main transmission grid	(126,208)	(146,391)	(241,733)	(47.8)	(642,753)	(706,680)	(9.0)
Personnel and management	(285,618)	(174,289)	(260,760)	9.5	(804,974)	(699,891)	15.0
Pension and healthcare plans	(41,597)	(44,052)	(42,129)	(1.3)	(163,329)	(165,635)	(1.4)
Materials and supplies	(12,954)	(13,633)	(13,146)	(1.5)	(59,178)	(55,531)	6.6
Third-party services	(82,446)	(93,719)	(91,311)	(9.7)	(348,479)	(353,773)	(1.5)
Depreciation and amortization	(69,031)	(69,973)	(60,677)	13.8	(274,180)	(243,645)	12.5
Provisions and reversals	(8,510)	(73,045)	(58,398)	(85.4)	(299,944)	(268,736)	11.6
Construction cost	(220,077)	(263,004)	(270,166)	(18.5)	(849,275)	(896,924)	(5.3)
Other cost and expenses	(56,219)	(35,792)	(7,214)	679.3	(167,035)	(118,360)	41.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	157,184	18,114	305,376	(48.5)	(157,612)	281,458	-
FINANCIAL RESULTS	(120,635)	(29,566)	(165,313)	-	27,012	14,187	90.4
Financial income	(26,232)	83,979	(15,619)	67.9	396,880	354,626	11.9
Financial expenses	(94,403)	(113,545)	(149,694)	(36.9)	(369,868)	(340,439)	8.6
OPERATIONAL EXPENSES/ INCOME	36,549	(11,452)	140,063	(73.9)	(130,600)	295,645	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	34,134	(115,183)	(32,208)	-	(28,729)	(89,591)	(67.9)
Income tax and social contribution on profit	51,678	21,668	(131,618)	-	(314,841)	(131,618)	139.2
Deferred income tax and social contribution on profit	(17,544)	(136,851)	99,411	-	286,112	42,028	580.8
NET INCOME (LOSS)	70,683	(126,635)	107,855	(34.5)	(159,329)	206,054	-
EBITDA	226,215	88,087	366,053	(38.2)	116,568	525,103	(77.8)

subject to rounding.

Income Statement– Copel Telecomunicações

Income Statement	4Q16	3Q16	4Q15	Var.%	2016	2015	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
NET OPERATING REVENUES	88,325	80,329	68,106	29.7	325,115	272,247	19.4
Revenues from telecommunications	79,234	71,281	63,520	24.7	289,441	238,309	21.5
Other operating revenues	9,091	9,048	4,586	98.2	35,674	33,938	5.1
OPERATING COSTS AND EXPENSES	(72,939)	(57,385)	(64,145)	13.7	(241,848)	(203,878)	18.6
Personnel and management	(35,332)	(22,832)	(31,007)	13.9	(101,397)	(87,393)	16.0
Pension and healthcare plans	(4,791)	(4,609)	(4,548)	5.3	(18,827)	(17,516)	7.5
Materials and supplies	(660)	(342)	(1,136)	(41.9)	(2,044)	(2,745)	(25.5)
Third-party services	(13,772)	(12,166)	(11,453)	20.2	(46,552)	(35,900)	29.7
Depreciation and amortization	(9,153)	(8,552)	(8,422)	8.7	(34,645)	(31,510)	9.9
Provisions and reversals	543	(817)	(886)	-	(7,251)	(4,729)	53.3
Other cost and expenses	(9,774)	(8,067)	(6,693)	46.0	(31,132)	(24,085)	29.3
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	15,386	22,944	3,961	288.5	83,267	68,369	21.8
FINANCIAL RESULTS	763	(4,068)	(1,515)	-	(9,611)	(520)	-
Income tax and social contribution on profit	2,339	2,232	3,695	(36.7)	13,489	5,939	127.1
Deferred income tax and social contribution on profit	(1,576)	(6,300)	(5,210)	(69.8)	(23,100)	(6,459)	257.6
OPERATIONAL EXPENSES / INCOME	16,149	18,876	2,446	560.3	73,656	67,849	8.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	3,588	(6,220)	8,770	(59.1)	(15,324)	(13,205)	16.1
Income tax and social contribution on profit	3,369	(7,402)	8,763	(61.6)	(19,003)	(15,556)	22.2
Deferred income tax and social contribution on profit	219	1,182	7	-	3,679	2,351	56.5
NET INCOME (LOSS)	19,737	12,656	11,216	76.0	58,332	54,644	6.7
EBITDA	24,539	31,496	12,383	98.2	117,912	99,879	18.1

subject to rounding.

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
Assets - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	700,532	2,588,602	89,471	135,292	76,231	328,563	474,157	698,488	(688,346)	4,402,990
Cash and cash equivalents	125,165	330,810	12,651	35,309	38,483	19,644	373,915	46,096	-	982,073
Bonds and securities	13,301	-	-	-	-	287,792	1,156	149	-	302,398
Collaterals and escrow accounts	-	1,056	-	110	-	-	-	128	-	1,294
Customers	298,189	1,783,081	45,948	78,292	24,362	-	46,524	-	(59,041)	2,217,355
Dividends receivable	66,178	-	-	-	-	-	10,559	485,263	(490,242)	71,758
Account receivable related to concession	65,595	-	-	-	-	-	-	-	-	65,595
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	66,821	192,465	3,674	17,452	4,174	11,086	6,538	8,736	(4,013)	306,933
Inventories	28,182	90,591	9,003	2,861	-	-	-	-	-	130,637
Income tax and social contribution	5,169	115,908	12,536	830	-	7,873	4,737	41,899	-	188,952
Other current recoverable taxes	4,444	54,749	5,608	-	-	2,168	765	197	-	67,931
Prepaid expenses	9,506	19,889	51	438	9,212	-	-	-	-	39,096
Related parties	17,982	53	-	-	-	-	29,963	116,020	(135,050)	28,968
NON-CURRENT	13,448,496	7,485,975	767,039	391,185	632,457	356,875	2,339,326	16,622,075	(16,012,209)	26,031,219
Long Term Assets	3,503,258	1,971,232	79,853	152,676	35,700	49,123	141,104	2,506,318	(137,110)	8,302,154
Bonds and securities	92,817	1,467	-	6,636	-	-	94,176	-	-	195,096
Other temporary investments	-	-	-	-	-	-	-	408,297	-	408,297
Collaterals and escrow accounts	-	73,074	-	-	-	-	-	-	-	73,074
Customers	111,953	117,459	41,374	-	-	-	-	-	-	270,786
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,522,735	-	1,522,735
Judicial deposits	76,822	410,737	10,815	2,159	78	2,765	295	153,932	-	657,603
Account receivable related to concession	3,050,151	614,806	-	83,378	-	-	-	-	-	3,748,335
Accounts receivable related to the concession extension	67,401	-	-	-	-	-	-	-	-	67,401
Other receivables	15,185	47,087	90	11,189	-	-	-	-	-	73,551
Income tax and social contribution	608	16,143	-	-	-	-	-	153,216	-	169,967
Deferred income tax and social contribution	-	616,301	18,101	49,181	26,074	46,358	-	47,462	-	803,477
Other recoverable taxes	72,419	49,174	9,473	-	-	-	27	15	-	131,108
Prepaid Expenses	15,902	-	-	133	9,548	-	-	-	-	25,583
Receivables from subsidiaries	-	24,984	-	-	-	-	46,606	220,661	(137,110)	155,141
Investments	3,819,530	1,362	-	-	-	-	680,331	14,111,959	(16,278,232)	2,334,950
Property, Plant and Equipment, net	6,026,605	-	667,443	-	414,840	307,504	1,517,281	630	-	8,934,303
Intangible Assets	99,103	5,513,381	19,743	238,509	181,917	248	610	3,168	403,133	6,459,812
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

										R$'000
Assets - Dec-15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidado
CURRENT	1,334,755	4,155,554	179,898	103,579	75,004	674,778	233,072	793,344	(616,587)	6,933,397
Cash and cash equivalents	654,438	416,086	122,667	29,321	41,655	132,854	58,053	25,653	-	1,480,727
Bonds and securities	11,826	165	-	-	-	329,747	64,368	168	-	406,274
Collaterals and escrow accounts	-	1,717	-	151	-	-	-	132	-	2,000
Customers	397,151	2,353,136	25,486	62,125	21,187	186,707	32,530	-	(45,495)	3,032,827
Dividends receivable	93,645	-	-	-	-	-	12,079	488,187	(553,566)	40,345
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	111,663	-	111,663
Sectorial financial assets	-	910,759	-	-	-	-	-	-	-	910,759
Account receivable related to concession	9,162	-	-	-	-	-	-	-	-	9,162
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	109,590	272,652	4,278	714	2,951	24,422	49,950	13,018	(2,686)	474,889
Inventories	26,773	89,343	12,784	2,118	-	-	-	-	-	131,018
Income tax and social contribution	-	20,592	10,864	7,088	-	-	1,624	154,076	-	194,244
Other current recoverable taxes	14,214	49,988	3,768	1,632	-	1,048	75	-	-	70,725
Prepaid expenses	17,956	21,634	51	430	9,211	-	-	-	-	49,282
Receivables from subsidiaries	-	19,482	-	-	-	-	14,393	447	(14,840)	19,482
NON-CURRENT	10,701,929	6,559,712	589,419	377,724	668,250	373,729	1,700,975	16,160,380	(15,117,858)	22,014,260
Long Term Assets	1,436,140	1,426,826	59,031	71,016	46,070	680	85,597	2,016,306	(189,874)	4,951,792
Bonds and securities	83,361	1,289	-	6,467	-	-	-	-	-	91,117
Collaterals and escrow accounts	-	86,137	-	-	-	-	-	-	-	86,137
Customers	2,055	40,676	32,331	-	-	-	-	-	-	75,062
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,271,579	-	1,271,579
Judicial deposits	59,885	352,712	7,775	31,254	52	680	157	267,412	-	719,927
Sectorial financial assets	-	134,903	-	-	-	-	-	-	-	134,903
Account receivable related to concession	920,673	424,140	-	13,638	-	-	-	-	-	1,358,451
Accounts receivable related to the concession extension	219,556	-	-	-	-	-	-	-	-	219,556
Other receivables	12,531	19,083	-	-	-	-	-	-	-	31,614
Income tax and social contribution	573	14,969	-	-	-	-	-	79,144	-	94,686
Other recoverable taxes	69,351	307,152	13,262	19,504	27,373	-	-	100,920	-	537,562
Deferred income tax and social contribution	61,460	45,765	5,663	-	-	-	-	14	-	112,902
Advances to suppliers	6,695	-	-	153	18,645	-	-	-	-	25,493
Receivables from subsidiaries	-	-	-	-	-	-	85,440	297,237	(189,874)	192,803
Investments	2,979,400	1,374	-	-	-	-	447,619	14,140,573	(15,344,256)	2,224,710
Property, Plant and Equipment, net	6,208,220	-	512,068	-	431,693	372,728	1,167,518	455	-	8,692,682
Intangible Assets	78,169	5,131,512	18,320	306,708	190,487	321	241	3,046	416,272	6,145,076
TOTAL	12,036,684	10,715,266	769,317	481,303	743,254	1,048,507	1,934,047	16,953,724	(15,734,445)	28,947,657
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

										R$'000
Liabilities - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,708,931	2,740,992	172,651	180,133	142,222	62,253	268,120	1,069,839	(689,105)	5,656,036
Social charges and accruals	71,249	178,348	21,159	6,529	259	261	4,419	5,573	-	287,797
Associated companies and parent company	-	135	85,490	-	-	-	49,351	-	(134,976)	-
Suppliers	136,139	867,410	15,753	136,869	3,193	30,494	126,607	2,225	(63,051)	1,255,639
Income Tax and Social Contribution payable	18,329	-	-	6,438	14,453	-	2,234	-	-	41,454
Other taxes	124,805	145,664	9,482	6,938	2,039	770	4,884	412	-	294,994
Loans and financing	684,078	299,299	5,932	-	-	-	28,981	453,288	(836)	1,470,742
Debentures	170,923	524,036	2,764	21,826	40,488	-	20,013	351,148	-	1,131,198
Dividends payable	261,685	149,500	28,910	1,176	12,281	30,718	16,377	256,426	(490,242)	266,831
Post employment benefits	12,156	33,649	1,868	-	-	-	33	188	-	47,894
Customer charges due	6,379	135,333	-	-	-	-	-	-	-	141,712
Research and development and energy efficiency	64,409	160,947	-	-	6,157	-	-	-	-	231,513
Payables related to concession	4,107	-	-	-	62,103	-	-	-	-	66,210
Sectorial financial liabilities	-	155,261	-	-	-	-	-	-	-	155,261
Other accounts payable	154,672	91,410	1,293	357	1,249	10	15,221	579	-	264,791
NON-CURRENT	4,379,635	2,506,487	237,704	46,716	486,765	20,422	703,229	1,386,559	(144,790)	9,622,727
Associated companies and parent company	-	-	-	-	-	-	46,685	-	(46,685)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and social contribution	175,265	-	-	-	-	-	3,165	-	-	178,430
Tax liabilities	173,483	117,054	7,389	-	-	2,841	304	2,075	-	303,146
Loans and financing	1,228,746	502,161	16,094	-	-	-	356,147	562,072	(89,669)	2,575,551
Debentures	1,984,421	492,188	171,420	39,960	30,496	-	275,175	665,951	-	3,659,611
Post-employment benefits	199,495	480,246	30,313	4,826	-	-	3,574	3,517	-	721,971
Research and development and energy efficiency	50,995	183,800	-	-	-	17,581	-	-	-	252,376
Payables related to the concession	43,063	-	-	-	456,269	-	-	-	-	499,332
Sectorial financial liabilities	-	123,731	-	-	-	-	-	-	-	123,731
Other payables	20,579	-	-	257	-	-	18,125	-	(8,436)	30,525
Tax, social security, labor and civil provisions	466,877	607,307	12,488	1,673	-	-	54	152,944	-	1,241,343
EQUITY	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(15,866,660)	15,155,446
Attributable to controlling shareholders	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(16,157,941)	14,864,165
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	905,376	7,910,000	(10,792,121)	7,910,000
Advance for Future Capital Increase	979,500	498,000	-	-	-	-	1,566,180	-	(3,043,680)	-
Equity valuation adjustments	954,718	31,270	6,058	(406)	256	-	(1,338)	998,466	(990,558)	998,466
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,848	792,716	(600,081)	792,716
Retained earnigs	1,268,451	-	106,388	56,429	-	-	38,831	5,162,983	(1,470,099)	5,162,983
Additional proposed dividends	-	-	-	-	36,842	-	16,711	-	(53,553)	-
Accrued earnings (losses)	-	-	-	-	-	(104,677)	(687,474)	-	792,151	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	291,281	291,281
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

										R$'000
Liabilities - Dec/15	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,350,330	2,653,747	45,203	137,886	165,641	173,421	438,142	442,214	(617,466)	4,789,118
Social charges and accruals	54,234	158,281	20,105	7,063	240	195	2,846	15,437	-	258,401
Associated companies and parent company	-	-	-	-	-	-	14,839	-	(14,839)	-
Suppliers	395,038	988,683	11,062	98,100	4,551	9,712	151,553	2,601	(48,174)	1,613,126
Income Tax and Social Contribution payable	177,269	65,632	-	-	19,798	47,138	2,079	-	-	311,916
Other taxes	108,289	182,658	3,833	7,858	1,793	751	3,150	32,616	-	340,948
Loans and financing	111,910	101,141	5,914	-	-	-	28,692	61,788	(887)	308,558
Debentures	95,580	523,967	1,778	18,878	40,490	-	223,815	19,497	-	924,005
Dividends payable	292,813	133,950	-	5,479	34,093	115,359	7,857	310,022	(553,566)	346,007
Post employment benefits	11,041	30,722	1,521	-	-	-	18	21	-	43,323
Customer charges due	16,036	261,422	-	-	-	-	-	-	-	277,458
Research and development and energy efficiency	49,321	113,524	-	-	4,900	136	-	-	-	167,881
Payables related to concession	3,839	-	-	-	57,947	-	-	-	-	61,786
Other accounts payable	34,960	93,767	990	508	1,829	130	3,293	232	-	135,709
NON-CURRENT	3,780,935	2,457,846	227,140	47,696	503,612	16,847	480,024	2,265,783	(205,822)	9,574,061
Associated companies and parent company	-	-	11,900	-	-	-	90,368	-	(102,268)	-
Suppliers	5,923	-	-	-	-	-	-	-	-	5,923
Deferred income tax and social contribution	-	-	-	-	-	-	214	-	-	214
Tax liabilities	170,690	79,343	4,765	-	-	841	168	1,466	-	257,273
Loans and financing	1,732,304	770,722	21,624	-	-	-	377,987	969,412	(103,547)	3,768,502
Debentures	995,175	499,411	160,380	37,341	71,026	-	-	996,590	-	2,759,923
Post-employment benefits	152,831	365,049	19,849	4,221	-	-	1,592	7,795	-	551,337
Research and development and energy efficiency	50,665	164,441	-	-	-	16,006	-	-	-	231,112
Payables related to the concession	41,293	-	-	-	432,586	-	-	-	-	473,879
Other payables	15,865	-	-	5,409	-	-	9,695	-	(7)	30,962
Tax, social security, labor and civil provisions	616,189	578,880	8,622	725	-	-	-	290,520	-	1,494,936
EQUITY	6,905,419	5,603,673	496,974	295,721	74,001	858,239	1,015,881	14,245,727	(14,911,157)	14,584,478
Attributable to controlling shareholders	6,905,419	5,603,673	496,974	295,721	74,001	858,239	1,015,881	14,245,727	(15,249,907)	14,245,728
Capital	4,334,865	3,342,841	304,198	220,966	35,503	707,439	644,032	6,910,000	(9,589,844)	6,910,000
Advance for Future Capital Increase	95,033	834,000	-	-	-	-	408,734	-	(1,337,767)	-
Reservas de capital	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	1,072,427	75,990	8,308	(538)	256	-	7,939	1,177,372	(1,164,382)	1,177,372
Legal Reserves	382,668	167,490	14,754	22,391	7,101	35,441	1,847	744,783	(631,691)	744,784
Retained earnigs	867,876	1,052,826	145,513	52,902	31,141	-	26,477	5,413,572	(2,176,735)	5,413,572
Additional proposed dividends	152,550	130,526	24,201	-	-	115,359	96	-	(422,732)	-
Accrued earnings (losses)	-	-	-	-	-	-	(73,244)	-	73,244	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	338,750	338,750
TOTAL	12,036,684	10,715,266	769,317	481,303	743,254	1,048,507	1,934,047	16,953,724	(15,734,445)	28,947,657
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

Income Statement by Company

											R$'000
Income Statement 4Q16	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated

	Generation	Transmission
NET OPERATING INCOME	635,553	240,537	2,373,070	88,325	110,612	70,150	-	44,694	-	(136,577)	3,426,363
Electricity sales to final customers	157,495	-	940,161	-	-	-	-	3,583	-	(708)	1,100,531
Electricity sales to distributors	466,938	-	183,502	-	-	70,150	-	41,090	-	(80,572)	681,108
Use of the main distribution and transmission grid	-	120,506	735,512	-	-	-	-	-	-	(28,382)	827,635
Construction revenue	-	118,979	220,077	-	5,921	-	-	-	-	-	344,977
Fair value of assets from the indemnity for the concession	-	-	131,738	-	1,003	-	-	-	-	-	132,741
Telecommunications	-	-	-	79,235	-	-	-	-	-	(5,003)	74,232
Distribution of piped gas	-	-	-	-	103,602	-	-	-	-	(720)	102,882
Sectorial assets and liabilities result	-	-	110,470	-	-	-	-	-	-	-	110,470
Other operating revenues	11,120	1,052	51,610	9,090	86	-	-	21	-	(21,192)	51,787
OPERATING COSTS AND EXPENSES	(386,379)	(206,995)	(2,215,886)	(72,939)	(171,633)	(22,924)	(114,032)	(370,905)	20,638	144,932	(3,396,123)
Energy purchased for resale	(11,763)	-	(1,313,226)	-	-	(6,354)	-	(7,454)	-	80,570	(1,258,227)
Charges of the main distribution and transmission grid	(73,755)	-	(126,208)	-	-	(2,835)	(5,967)	(3,668)	-	27,744	(184,689)
Personnel and management	(57,983)	(51,346)	(285,618)	(35,332)	(6,900)	(817)	(1,009)	(10,031)	(8,869)	-	(457,905)
Private pension and health plans	(8,492)	(8,215)	(41,597)	(4,791)	(1,613)	(31)	(97)	(1,049)	(1,519)	-	(67,404)
Materials	(2,462)	(1,428)	(12,954)	(660)	(420)	(67)	(142)	(59)	(173)	-	(18,365)
Raw material and supplies - energy production	(7,904)	-	-	-	-	-	(1,590)	-	-	719	(8,775)
Natural gas and supplies for gas business	-	-	-	-	(61,177)	-	-	-	-	-	(61,177)
Third-party services	(18,195)	(8,095)	(82,446)	(13,772)	(5,999)	(3,045)	(28,350)	(5,358)	(7,166)	24,490	(147,936)
Depreciation and amortization	(60,474)	(1,676)	(69,031)	(9,153)	(7,036)	(6,728)	(5,978)	(15,815)	(297)	-	(176,188)
Provisions and reversals	(109,898)	(1,990)	(8,510)	543	(90,265)	-	(69,073)	(322,820)	(10,073)	8,357	(603,729)
Construction cost	-	(127,722)	(220,077)	-	(5,921)	-	-	-	-	-	(353,720)
Other operating costs and expenses	(35,453)	(6,523)	(56,219)	(9,774)	7,698	(3,047)	(1,826)	(4,651)	48,735	3,052	(58,008)
EQUITY IN EARNINGS OF SUBSIDIARIES	(388,216)	24,965	-	-	-	-	-	(304,364)	(41,617)	757,059	47,827
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(139,042)	58,507	157,184	15,386	(61,021)	47,226	(114,032)	(630,575)	(20,979)	765,414	78,067
FINANCIAL RESULTS	(115,075)	6,533	(120,635)	763	(3,811)	(17,782)	(6,594)	(7,609)	(58,949)	-	(323,159)
Financial income	31,412	8,781	(26,232)	2,339	2,712	1,001	(6,316)	10,280	49,929	(1,550)	72,356
Financial expenses	(146,487)	(2,248)	(94,403)	(1,576)	(6,523)	(18,783)	(278)	(17,889)	(108,878)	1,550	(395,515)
OPERATIONAL EXPENSES / INCOME	(254,117)	65,040	36,549	16,149	(64,832)	29,444	(120,626)	(638,184)	(79,928)	765,414	(245,092)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	7,072	37,819	34,134	3,588	23,507	(9,513)	46,358	(6,925)	(771)	-	135,269
NET INCOME	(247,045)	102,859	70,683	19,737	(41,325)	19,931	(74,268)	(645,109)	(80,699)	765,414	(109,823)
Attributed to controlling shareholders	(247,045)	102,858	70,683	19,737	(21,076)	13,952	(59,414)	(645,109)	(80,699)	-	(80,699)
Attributed to non-controlling interest	-	-	-	-	(20,249)	5,979	(14,854)	-	-	-	(29,124)
EBITDA	(78,568)	60,183	226,215	24,539	(53,985)	53,954	(108,054)	(614,760)	(20,682)	765,414	254,255
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

											R$'000
Income Statement 4Q15	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Generation	Transmission
NET OPERATING INCOME	555,369	170,925	2,580,536	68,106	163,263	62,376	27,355	82,435	-	(155,650)	3,554,716
Electricity sales to final customers	141,045	-	1,448,367	-	-	-	-	-	-	(1,236)	1,588,176
Electricity sales to distributors	405,061	-	116,721	-	-	62,376	27,355	82,437	-	(72,325)	621,625
Use of the main distribution and transmission grid	-	72,710	621,635	-	-	-	-	-	-	(23,191)	671,154
Construction revenue	-	95,785	270,166	-	6,695	-	-	-	-	-	372,646
Fair value of assets from the indemnity for the concession	-	-	217,024	-	688	-	-	-	-	-	217,713
Telecommunications	-	-	-	63,520	-	-	-	-	-	(7,276)	56,244
Distribution of piped gas	-	-	-	-	155,880	-	-	-	-	(31,001)	124,879
Sectorial assets and liabilities result	-	-	(121,173)	-	-	-	-	-	-	-	(121,173)
Other operating revenues	9,263	2,430	27,796	4,586	-	-	-	(2)	-	(20,621)	23,452
OPERATING COSTS AND EXPENSES	47,710	(83,066)	(2,275,161)	(64,145)	(160,182)	28,836	(91,245)	(30,198)	(18,008)	151,628	(2,493,831)
Energy purchased for resale	97,267	-	(1,229,627)	-	-	44,801	-	(2,390)	-	72,292	(1,017,657)
Charges of the main distribution and transmission grid	(66,994)	-	(241,733)	-	-	(2,381)	(5,415)	(3,473)	-	23,675	(296,321)
Personnel and management	(59,574)	(27,465)	(260,760)	(31,007)	(7,627)	(737)	(623)	(6,081)	(27,316)	-	(421,190)
Private pension and health plans	(9,919)	(4,621)	(42,129)	(4,548)	(1,580)	-	(84)	(455)	(2,382)	-	(65,718)
Materials	(2,767)	(881)	(13,146)	(1,136)	(609)	(64)	(128)	(46)	(126)	-	(18,903)
Raw material and supplies - energy production	(5,433)	-	-	-	-	-	(35,679)	-	-	29,809	(11,303)
Natural gas and supplies for gas business	-	-	-	-	(122,013)	-	-	-	-	-	(122,013)
Third-party services	(22,982)	(5,485)	(91,311)	(11,453)	(7,532)	(2,734)	(39,380)	(3,529)	(4,799)	27,666	(161,539)
Depreciation and amortization	(69,866)	(779)	(60,677)	(8,422)	(6,019)	(6,711)	(5,391)	(13,007)	(2,245)	-	(173,117)
Provisions and reversals	246,569	72,354	(58,398)	(886)	7,534	-	-	(8)	23,097	(3,952)	286,310
Construction cost	-	(109,803)	(270,166)	-	(6,695)	-	-	-	-	-	(386,664)
Other operating costs and expenses	(58,591)	(6,386)	(7,214)	(6,693)	(15,641)	(3,338)	(4,545)	(1,209)	(4,237)	2,138	(105,716)
EQUITY IN EARNINGS OF SUBSIDIARIES	(2,246)	(78,484)	-	-	-	-	-	22,640	493,145	(493,411)	(58,356)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	600,833	9,375	305,375	3,961	3,081	91,212	(63,890)	74,877	475,137	(497,433)	1,002,529
FINANCIAL RESULTS	(163,497)	(76,564)	(165,312)	(1,515)	44	(33,522)	8,108	(13,181)	(37,559)	75	(482,924)
Financial income	9,146	(73,713)	(15,618)	3,695	7,578	1,100	8,547	7,884	73,519	(1,237)	20,901
Financial expenses	(172,643)	(2,851)	(149,694)	(5,210)	(7,534)	(34,622)	(439)	(21,067)	(111,078)	1,313	(503,825)
OPERATIONAL EXPENSES / INCOME	437,336	(67,189)	140,063	2,446	3,125	57,690	(55,782)	61,696	437,578	(497,358)	519,605
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(56,381)	9,185	(32,208)	8,770	1,504	(20,614)	20,278	(6,271)	(41,756)	-	(117,493)
NET INCOME	380,955	(58,004)	107,855	11,216	4,629	37,076	(35,504)	55,425	395,822	(497,358)	402,112
Attributed to controlling shareholders	(704,463)	-	107,855	11,216	2,361	25,953	(28,403)	55,425	395,822	-	395,822
Attributed to non-controlling interest	-	-	-	-	2,268	11,123	(7,101)	-	-	-	6,290
EBITDA	670,699	10,154	366,052	12,383	9,100	97,923	(58,499)	87,884	477,382	(497,433)	1,175,646

ubject to rounding.

											R$'000
Income Statement 2016	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission
NET OPERATING INCOME	2,443,773	1,491,547	8,344,765	325,115	542,822	263,686	57,432	203,535	-	(570,922)	13,101,753
Electricity sales to final customers	599,109	-	4,631,460	-	-	-	-	4,613	-	(3,677)	5,231,505
Electricity sales to distributors	1,806,995	-	657,869	-	-	263,686	57,432	198,901	-	(308,811)	2,676,072
Use of the main distribution and transmission grid (TUSD/ TUST)	-	1,079,056	3,001,546	-	-	-	-	-	-	(104,019)	3,976,583
Construction revenue	-	405,242	849,275	-	25,125	-	-	-	-	-	1,279,642
Fair value of assets from the indemnity for the concession	-	-	131,738	-	1,003	-	-	-	-	-	132,741
Telecommunications	-	-	-	289,442	-	-	-	-	-	(27,861)	261,581
Distribution of piped gas	-	-	-	-	516,331	-	-	-	-	(44,446)	471,885
Sectoral assets and liabilities result	-	-	(1,079,662)	-	-	-	-	-	-	-	(1,079,662)
Other operating revenues	37,669	7,249	152,539	35,673	363	-	-	21	-	(82,108)	151,406
OPERATING COSTS AND EXPENSES	(1,279,825)	(605,202)	(8,502,377)	(241,848)	(534,817)	(96,321)	(259,324)	(462,872)	123,890	579,350	(11,279,346)
Energy purchased for resale	(60,821)	-	(4,893,230)	-	-	(31,088)	-	(9,260)	-	308,795	(4,685,604)
Charges of the main distribution and transmission grid	(276,600)	-	(642,753)	-	-	(10,529)	(22,551)	(14,451)	-	100,641	(866,243)
Personnel and management	(185,173)	(116,966)	(804,974)	(101,397)	(32,765)	(3,284)	(2,936)	(26,062)	(30,861)	-	(1,304,418)
Private pension and health plans	(39,712)	(24,171)	(163,329)	(18,827)	(3,596)	(96)	(316)	(4,031)	(5,689)	-	(259,767)
Materials	(11,786)	(5,017)	(59,178)	(2,044)	(1,768)	(286)	(451)	(286)	(647)	-	(81,463)
Raw material and supplies - energy production	(24,550)	-	-	-	-	-	(53,247)	-	-	44,445	(33,352)
Natural gas and supplies for gas business	-	-	-	-	(325,413)	-	-	-	-	-	(325,413)
Third-party services	(80,645)	(24,030)	(348,479)	(46,552)	(20,082)	(11,767)	(82,031)	(18,808)	(24,331)	106,232	(550,493)
Depreciation and amortization	(267,202)	(3,697)	(274,180)	(34,645)	(25,251)	(26,887)	(23,530)	(51,734)	(1,170)	-	(708,296)
Provisions and reversals	(142,311)	(10,209)	(299,944)	(7,251)	(91,724)	-	(69,073)	(322,947)	166,334	8,429	(768,696)
Construction cost	-	(406,345)	(849,275)	-	(25,125)	-	-	-	-	-	(1,280,745)
Other operating costs and expenses	(191,025)	(14,767)	(167,035)	(31,132)	(9,093)	(12,384)	(5,189)	(15,293)	20,254	10,808	(414,856)
EQUITY IN EARNINGS OF SUBSIDIARIES	(380,802)	117,970	-	-	-	-	-	(260,997)	902,731	(157,207)	221,695
OPERATIONAL EXPENSES / INCOME	783,146	1,004,315	(157,612)	83,267	8,005	167,365	(201,892)	(520,334)	1,026,621	(148,779)	2,044,102
FINANCIAL RESULTS	(360,116)	(87,199)	27,012	(9,611)	(1,422)	(93,717)	15,416	(43,050)	(13,057)	-	(565,744)
Income tax and social contribution on profit	79,150	21,339	396,880	13,489	13,551	3,879	16,825	33,430	321,056	(3,046)	896,553
Deferred income tax and social contribution on profit	(439,266)	(108,538)	(369,868)	(23,100)	(14,973)	(97,596)	(1,409)	(76,480)	(334,113)	3,046	(1,462,297)
EARNINGS BEFORE INCOME TAXES	423,030	917,116	(130,600)	73,656	6,583	73,648	(186,476)	(563,384)	1,013,564	(148,779)	1,478,358
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(215,103)	(220,512)	(28,729)	(15,324)	(1,632)	(24,525)	46,358	(16,187)	(54,914)	-	(530,568)
NET INCOME	207,927	696,604	(159,329)	58,332	4,951	49,123	(140,118)	(579,571)	958,650	(148,779)	947,790
Attributed to controlling shareholders	207,927	696,604	(159,329)	58,332	2,525	34,386	(112,095)	(579,571)	958,650	-	958,650
Attributed to non-controlling interest	-	-	-	-	2,426	14,737	(28,023)	-	-	-	(10,860)
EBITDA	1,050,348	1,008,012	116,568	117,912	33,256	194,252	(178,362)	(468,600)	1,027,791	(148,779)	2,752,398
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

											R$'000
Income Statement 2015	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
	Generation	Transmission
NET OPERATING INCOME	2,389,360	501,387	9,797,855	272,247	1,391,474	237,719	1,434,180	202,938	-	(1,281,316)	14,945,844
Electricity sales to final customers	565,378	-	5,185,981	-	-	-	-	-	-	(4,439)	5,746,920
Electricity sales to distributors	1,795,910	-	321,346	-	-	237,719	1,434,177	202,938	-	(284,649)	3,707,441
Use of the main distribution and transmission grid (TUSD/ TUST)	-	252,315	2,220,448	-	-	-	-	-	-	(84,258)	2,388,505
Construction revenue	-	232,567	896,924	-	66,833	-	-	-	-	-	1,196,324
Fair value of assets from the indemnity for the concession	-	-	217,025	-	688	-	-	-	-	-	217,713
Telecommunications	-	-	-	238,309	-	-	-	-	-	(28,382)	209,927
Distribution of piped gas	-	-	-	-	1,323,953	-	-	-	-	(797,554)	526,399
Sectoral assets and liabilities result	-	-	858,170								858,170
Other operating revenues	28,072	16,505	97,961	33,938	-	-	3	-	-	(82,034)	94,445
OPERATING COSTS AND EXPENSES	(1,209,612)	(394,015)	(9,516,397)	(203,878)	(1,360,357)	(61,639)	(1,120,473)	(199,690)	(127,303)	1,281,426	(12,911,938)
Energy purchased for resale	(195,003)	-	(6,007,222)	-	-	-	-	(114,679)	-	283,988	(6,032,916)
Charges of the main distribution and transmission grid	(253,225)	-	(706,680)	-	-	(9,863)	(20,192)	(11,380)	-	81,552	(919,788)
Personnel and management	(169,389)	(79,873)	(699,891)	(87,393)	(30,715)	(2,956)	(2,427)	(19,541)	(76,665)	-	(1,168,850)
Private pension and health plans	(38,754)	(18,477)	(165,635)	(17,516)	(3,264)	-	(280)	(1,920)	(8,481)	-	(254,327)
Materials	(11,772)	(3,399)	(55,531)	(2,745)	(1,937)	(286)	(301)	(189)	(542)	-	(76,702)
Raw material and supplies - energy production	(26,522)	-	-	-	-	-	(970,157)	-	-	797,356	(199,323)
Natural gas and supplies for gas business	-	-	-	-	(1,176,090)	-	-	-	-	-	(1,176,090)
Third-party services	(83,527)	(20,476)	(353,773)	(35,900)	(20,282)	(11,027)	(83,075)	(8,237)	(13,834)	110,628	(519,503)
Depreciation and amortization	(276,519)	(3,399)	(243,645)	(31,510)	(21,532)	(26,839)	(30,223)	(36,197)	(6,608)	-	(676,472)
Provisions and reversals	32,654	35,061	(268,736)	(4,729)	(8,293)	401	-	(7)	2,813	7	(210,829)
Construction cost	-	(287,247)	(896,924)	-	(66,833)	-	-	-	-	-	(1,251,004)
Other operating costs and expenses	(187,555)	(16,205)	(118,360)	(24,085)	(31,411)	(11,069)	(13,818)	(7,540)	(23,986)	7,895	(426,134)
EQUITY IN EARNINGS OF SUBSIDIARIES	164,773	22,853	-	-	-	-	-	9,674	1,385,624	(1,490,379)	92,545
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,344,521	130,225	281,458	68,369	31,117	176,080	313,707	12,922	1,258,321	(1,490,269)	2,126,451
FINANCIAL RESULTS	(201,993)	23,615	14,187	(520)	1,070	(108,490)	49,845	(37,534)	(68,754)	(97)	(328,671)
Income tax and social contribution on profit	42,670	33,198	354,626	5,939	14,968	2,928	54,107	18,065	245,347	(2,221)	769,627
Deferred income tax and social contribution on profit	(244,663)	(9,583)	(340,439)	(6,459)	(13,898)	(111,418)	(4,262)	(55,599)	(314,101)	2,124	(1,098,298)
EARNINGS BEFORE INCOME TAXES	1,142,528	153,840	295,645	67,849	32,187	67,590	363,552	(24,612)	1,189,567	(1,490,366)	1,797,780
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(237,989)	(30,966)	(89,591)	(13,205)	(9,119)	(24,469)	(120,692)	(9,369)	3,171	-	(532,229)
NET INCOME	904,539	122,874	206,054	54,644	23,068	43,121	242,860	(33,981)	1,192,738	(1,490,366)	1,265,551
Attributed to controlling shareholders	904,539	122,874	206,054	54,644	11,765	30,185	194,287	(33,981)	1,192,738	-	1,192,738
Attributed to non-controlling interest	-	-	-	-	11,303	12,936	48,573	-	-	-	72,813
EBITDA	1,621,040	133,624	525,103	99,879	52,649	202,919	343,930	49,119	1,264,929	(1,490,269)	2,802,923
¹ Wind Farms, Copel Renováveis and Copel Participações

ubject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.